Exhibit 99.1

MAG SILVER CORP.

Suite 770, 800 West Pender Street
Vancouver, British Columbia V6C 2V6

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

AND MANAGEMENT INFORMATION CIRCULAR

relating to the

2021 ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS

TO BE HELD ON JUNE 21, 2021

Dated May 12, 2021

THIS PAGE INTENTIONALLY LEFT BLANK

MAG SILVER CORP. Suite 770, 800 W. Pender St., Vancouver, BC, Canada V6C 2V6 Tel: 604-630-1399 Fax: 604-681-0894 www.magsilver.com

Dear Fellow Shareholders:

It has been another exciting year at MAG Silver, and I am very honoured to have had the opportunity to become Chair of the Company at such a pivotal time in its development. Despite the effect of COVID-19 on all businesses, 2020 was a very successful year for MAG.

Juanicipio Project

Juanicipio (MAG 44%; Fresnillo plc 56% and Project Operator) is our flagship asset, and we get closer to production as each month goes by, with commissioning of the plant scheduled for Q4 2021 and project cashflows ramping up in 2022. The execution of the surface construction phase of the Juanicipio Project has been very professional, and the MAG website showcases the quality of the installation.

Robust Balance Sheet

MAG’s balance sheet remains debt free and is in great shape with cash on hand of US$94 million as at December 31, 2020.

Exploration

MAG’s DNA is still very much exploration. Juanicipio continues to produce excellent exploration results and, most importantly, most of the joint venture ground remains totally unexplored, with many exciting targets still to be tested. In addition, during 2020 we announced the 100% owned Deer Trail Project in Utah, which, while early stage, we believe has significant potential.

Board Refreshment

Two years ago, we embarked on a process to refresh our Board, reducing the average tenure and increasing Board diversity. We say goodbye to Rick Clark and Derek White this year, both of whom served on the MAG Board for many years. Rick and Derek have provided invaluable contributions to MAG during their tenure, and we thank them wholeheartedly for their significant contribution to the current success of the Company. We welcome Susan Mathieu and Tim Baker, both very experienced mining industry executives, to enhance our ESG and Operations skillsets. Thus far in our Board refreshment process, we are very proud to have achieved 43% female representation and to have lowered our average tenure down to five years. The focus now will be on increasing other diversity aspects of the Board over the coming years.

As we head into commissioning the Juanicipio flotation plant in Q4 this year, MAG hopes to achieve a long-awaited milestone of cashflow generation and to transform into a self-funding enterprise that will be motivated to reward shareholders; fully realize the potential of the Juanicipio property; and prudently pursue other high-potential, high-IRR, district-scale exploration opportunities.

This is truly an exciting time for all of us as shareholders.

Sincerely,

“Peter Barnes”

Chair of the Board

MAG SILVER CORP. Suite 770, 800 W. Pender St., Vancouver, BC, Canada V6C 2V6 Tel: 604-630-1399 Fax: 604-681-0894 www.magsilver.com

Dear Fellow Shareholders:

A central focus of the 2020 year for us at MAG was CARE. Care for our employees, our business partners and for the communities in which we work. We were early to embrace social distancing, mask wearing, and increased attention to personal and workplace hygiene. Our corporate office has been closed since March 2020, with only minimal attendance by a few employees as required. We have conducted most of our business virtually for the past 14 months, and continue to do so as the effects of COVID have not yet abated.

The health and safety of our people is a core value for us at MAG, and I believe we have shown in 2020 that despite changed work conditions, we can successfully execute on our strategy.

We have seen very good progress on the construction of the Juanicipio flotation plant, and we commend our joint venture partner and the Operator, Fresnillo plc, for the excellent job they are doing there. I would ask all of you to continue monitoring the MAG Silver website, www.magsilver.com, for frequently updated videos and photos of the work that is ongoing at Juanicipio. We commenced processing mineralized material from the Juanicipio underground development in August of 2020, and have been consistently processing two days per month of this material through the adjacent Fresnillo plant, while construction of the Juanicipio plant is being completed. This is giving us valuable metallurgical experience that will be beneficial in de-risking the start-up of the Juanicipio plant, and also provides some incremental cashflow.

With commissioning of the plant to commence in Q4 of this year, MAG will transform into a producer with robust cashflow, and we look forward to ramping up the project in early 2022. We thank you, our long-term and loyal shareholders, for supporting us through the exploration and development stages of this truly remarkable asset.

As well as being one of the highest margin silver operations starting up later this year, the Juanicipio property remains very much an exploration story. To date we have only explored 5% of the surface area of the property, and based on our learnings from discovering the Valdecañas upwelling zone, we believe there may be more prolifically endowed vein systems yet to be discovered. We are aligned with Fresnillo on this interpretation, and are embarking on an exciting greenfield exploration program this year on other targets within the property. We are also very excited about the Deer Trail Project in Utah, which we rolled out last year and are presently conducting Phase I drilling. Stay tuned for geological updates on this prospective asset.

Our balance sheet remains solid, largely due to a US$43 million private placement with Eric Sprott and a successful US$50 million ATM financing completed during 2020.

We recently learned of the retirement of Mr. Alberto Baillères as Chairman of Fresnillo. We wish him well for the future and welcome Alejandro Baillères as the new Chairman, with whom we have a good working relationship.

I would like to thank our Board Chair, Peter Barnes, as well as the balance of the Board for their support throughout the year. I would also specifically like to thank Rick Clark and Derek White, both of whom retire from the MAG Board this year. We have certainly benefitted from Rick and Derek’s experience and judgement over the years, and we wish them well in their future endeavors.

So, as we head into production at Juanicipio, continue to explore new and exciting targets on the joint venture ground, and gear up our exploration efforts at Deer Trail, MAG enters the next stage in its growth.

Thank you all for our continued support. We have had a landmark year in 2020 and we look forward to a very rewarding future ahead. Please stay safe, look after yourselves, and we will see you around once life resumes some historical normality.

Sincerely,

“George Paspalas”

President and Chief Executive Officer

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of MAG Silver Corp. (the “Company” or “MAG”) will be held at 9:00 a.m. (Pacific time) on Monday, June 21, 2021 for the following purposes:

•	to receive the report of the directors of the Company;
•	to receive the audited financial statements of the Company for the financial year ended December 31, 2020 and accompanying report of the auditor;
•	to elect the seven (7) nominees of the Company standing for election as directors of the Company to hold office for the ensuing year;
•	to appoint Deloitte LLP, an independent registered public accounting firm, as the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;
•	to consider and, if deemed advisable, approve a non-binding advisory resolution to accept the Company’s approach to executive compensation; and
•	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The details of all matters proposed to be put before shareholders at the Meeting are set forth in the Information Circular. At the Meeting, shareholders will be asked to approve each of the foregoing items.

This year, out of an abundance of caution, to proactively deal with the unprecedented health impact of coronavirus disease, also known as COVID-19, to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, and in compliance with current government direction and advice to which the Company will continue to adhere between the date of this Information Circular and the date of the Meeting, the Company will hold the Meeting in a virtual only format, via live audiocast. Shareholders will have an equal opportunity to participate in the Meeting online regardless of their geographic location.

The directors of the Company have fixed May 10, 2021 as the record date for the Meeting (the “Record Date”). Only shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment thereof.

Registered shareholders and duly appointed proxyholders can attend the Meeting online at https://web.lumiagm.com/294092660 where they can participate, vote, or submit questions during the Meeting’s live audiocast.

If you are a registered shareholder of the Company and are unable to attend the Meeting, please exercise your right to vote by completing and returning the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 by 9:00 a.m. (Pacific time) on Thursday, June 17, 2021 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at the Chair’s discretion without notice.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia May 12, 2021.

MAG SILVER CORP.

by:	“George Paspalas”
George Paspalas
President and Chief Executive Officer

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS	66
MANAGEMENT CONTRACTS	66
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	67
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	67
ADDITIONAL INFORMATION	68
APPROVAL OF THE BOARD OF DIRECTORS	69

MAG SILVER CORP.

SUITE 770, 800 WEST PENDER STREET
VANCOUVER, BRITISH COLUMBIA V6C 2V6

MANAGEMENT INFORMATION CIRCULAR

Dated: May 12, 2021

This Management Information Circular (“Information Circular”) accompanies the Notice of Annual General and Special Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of MAG Silver Corp. (the “Company” or “MAG”) to be held on Monday, June 21, 2021 at the time and place and for the purposes set out in the accompanying Notice of Meeting. This Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment or postponement of the Meeting.

In this Information Circular, unless otherwise indicated, all dollar amounts “$” are expressed in Canadian dollars. Unless otherwise stated, the information contained in this Information Circular is as of May 12, 2021.

PROXIES AND VOTING RIGHTS

General

The solicitation of proxies is being made on behalf of management. It is expected that solicitations of proxies will be made primarily by mail, but proxies may also be solicited by telephone or other personal contact by directors, officers and employees of the Company without special compensation. The Company may reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxies from their principals. The Company will be using the services of Kingsdale Advisors (“Kingsdale”) to provide the following services in connection with the Meeting: review and analysis of the Information Circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing Shareholder proxies, and the solicitation of proxies including contacting Shareholders by telephone. Shareholders needing assistance completing a form of proxy or voting instruction form should contact Kingsdale toll free in North America at 1-866-481-2532. The estimated cost to the Company of such service is $35,000 plus charges for any telephone calls. The costs of solicitation will be borne by the Company.

Only a Shareholder whose name appears on the certificate(s) representing its shares (a “Registered Shareholder”) or its duly appointed proxy nominee is permitted to vote at the Meeting. A Shareholder is a non-registered shareholder (a “Non-Registered Shareholder”) if its shares are registered in the name of an intermediary, such as an investment dealer, brokerage firm, bank, trust company, trustee, custodian, administrators of self-administered RRSPs, RRIFs, RESPs and similar plans or other nominee, or a clearing agency in which the intermediary participates (each, an “Intermediary”). Accordingly, most Shareholders of the Company are “Non-Registered Shareholders” because the shares they own are not registered in their names but are instead registered in the name of the Intermediary through which they purchased the shares. More particularly, a person is a Non-Registered Shareholder in respect of shares which are held on behalf of that person, but which are registered either: (a) in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the shares; or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS, which acts as nominee for many Canadian brokerage firms. Common shares in the capital of the Company (“Common Shares”) so held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares held for Non-Registered Shareholders.

These proxy solicitation materials are being sent to both Registered Shareholders and Non-Registered Shareholders. If the Company or its agent has sent these materials directly to a Non-Registered Shareholder, such Non-Registered Shareholder’s name and address and information about its holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the securities on such Non-Registered Shareholder’s behalf.

Non-Registered Shareholders who have not objected to their Intermediary disclosing certain information about them to the Company are referred to as “NOBOs”, whereas Non-Registered Shareholders who have objected to their Intermediary disclosing ownership information about them to the Company are referred to as “OBOs”. In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the Notice of Meeting, this Information Circular and the related form of proxy or voting instruction form (collectively, the “Meeting Materials”) indirectly to the NOBOs and to the OBOs through their Intermediaries, the cost of which will be borne by the Company.

How to Vote

Registered Shareholders can vote their shares in the following ways:

•	By Mail: Please complete, sign and return the enclosed form of proxy by mail to:

o	Computershare Investor Services Inc.

100 University Ave, 8th Floor

Toronto, Ontario

M5J 2Y1

•	By Telephone: Shareholders based in Canada or the United States vote by telephone by calling 1-866-732-8683. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Shareholder on the telephone voting system.

•	Internet Voting: You may vote over the internet by going to www.investorvote.com. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Shareholder on the voting website.

•	Online at the Meeting: You may attend the Meeting online and vote your shares. Registered Shareholders and duly appointed proxyholders can participate in the Meeting online by going to https://web.lumiagm.com/294092660 and clicking “I have a login” and entering a Username and Password before the start of the Meeting. Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. A Registered Shareholder, or a Non- Registered Shareholder who has appointed themselves or a third-party proxyholder to represent them at the Meeting, will appear on a list of Shareholders prepared by Computershare. To have your shares voted at the Meeting, each Registered Shareholder or proxyholder will be required to enter their control number or Username provided by Computershare at https://web.lumiagm.com/294092660 prior to the start of the Meeting. In order to vote, Non-Registered Shareholders who appoint themselves as a proxyholder MUST register with Computershare at http://www.computershare.com/MAGSilver after submitting their voting instruction form in order to receive a Username.

It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. To participate online, Shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username.

o	Registered Shareholders: the 15-digit control number located on the form of proxy or in the email notification you received is the Username and the Password is “mag2021”.

o	Duly appointed proxyholders – Computershare will provide the proxyholder with a Username after the voting deadline has passed, provided the proxyholder has been registered with Computershare before the deadline (see Appointment of Proxies – Registered Shareholders below). The Password to the Meeting is “mag2021”.

Non-Registered Shareholders will receive voting instructions from the Intermediary (usually a bank, trust company, broker, securities dealer or other financial institution) through which they hold their shares. Please follow the instructions provided on your voting instruction form to vote your shares. If you need any assistance, please contact Kingsdale Advisors by telephone at 1-866-481-2532 (toll-free within Canada or the United States) or 1-416-867-2272 (for calls outside Canada and the United States) or by e-mail at contactus@kingsdaleadvisors.com.

Appointment of Proxies

Registered Shareholders

The persons named in the accompanying form of proxy are nominees of the Company’s management. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for and on the Shareholder’s behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the Shareholder must either:

(a)	insert the name of the Shareholder’s nominee in the blank space provided; or

(b)	complete another proper form of proxy.

In either case, to be valid, a proxy must be dated and signed by the Shareholder or by the Shareholder’s attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of, or attorney for, the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed, or a notarially certified copy of the power of attorney or other authority, must be delivered to Computershare Investor Services Inc. (“Computershare”), 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by telephone, internet or facsimile (in accordance with the instructions provided in the form of proxy delivered herewith), by 9:00 a.m. (Pacific time) on Thursday, June 17, 2021 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at the Chair’s discretion without notice. If a Shareholder who has submitted a proxy attends the Meeting via the audiocast and has accepted the terms and conditions when entering the Meeting online, any votes cast by such Shareholder on a ballot will be counted and the submitted proxy will be disregarded.

Shareholders who wish to appoint a third-party proxyholder to represent them at the online Meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Username to participate in the online Meeting. To register a proxyholder, Shareholders MUST visit http://www.computershare.com/MAGSilver by 9:00 a.m. (Pacific time) on Thursday, June 17, 2021 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

Without a Username, proxyholders will not be able to participate online at the Meeting.

Non-Registered Shareholders

Only Registered Shareholders or duly appointed proxyholders for Registered Shareholders are permitted to vote at the Meeting. Non-Registered Shareholders (whether NOBOs or OBOs) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.

The Intermediary holding shares on behalf of a Non-Registered Shareholder is required to forward the Meeting Materials to such Non-Registered Shareholder (unless such Non-Registered Shareholder has waived its right to receive the Meeting Materials) and to seek such Non-Registered Shareholder’s instructions as how to vote its shares in respect of each of the matters described in this Information Circular to be voted on at the Meeting. Each Intermediary has its own procedures which should be carefully followed by Non-Registered Shareholders to ensure that their Common Shares are voted by the Intermediary on their behalf at the Meeting. The instructions for voting will be set out in the form of proxy or voting instruction form provided by the Intermediary. Non-Registered Shareholders should contact their Intermediary and carefully follow the voting instructions provided by such Intermediary. Alternatively, Non-Registered Shareholders who wish to vote their Common Shares in person at the Meeting may do so by appointing themselves as the proxy nominee by writing their own name in the space provided on the form of proxy or voting instruction form provided to them by the Intermediary and following the Intermediary’s instructions for return of the executed form of proxy or voting instruction form. Shareholders who have appointed someone to vote at the virtual Meeting MUST visit www.computershare.com/MAGSilver by 9:00 a.m. (Pacific time) on Thursday, June 17, 2021 and provide Computershare with their appointee’s contact information, so that Computershare may provide the proxyholder with a Username via email.

All references to Shareholders in this Information Circular and the accompanying Notice of Meeting and form of proxy are to Shareholders of record unless specifically stated otherwise.

The Company may also use Broadridge Financial Services’ (“Broadridge”) QuickVote™ service to assist Non-Registered Shareholders with voting their shares. Non-Registered Shareholders may be contacted by Kingsdale to conveniently obtain voting instructions directly over the telephone. Broadridge then tabulates the results of all the instructions received and then provides appropriate instructions respecting the shares to be represented at the Meeting.

Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Shareholders who have not appointed themselves may attend the Meeting by clicking “I am a guest” and completing the online form. Non-Registered Shareholders who do not have a 15-digit control number or Username will only be able to attend as a guest which allows them listen to the Meeting however will not be able to vote or submit questions.

To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to: Computershare, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1.

Requests for registration must be labeled as “Legal Proxy” and be received by 9:00 a.m. (Pacific time) on Thursday, June 17, 2021 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the and vote your shares at https://web.lumiagm.com/294092660 during the Meeting. Please note that you are required to register your appointment at www.computershare.com/appointee.

The Company believes that the ability to participate in the Meeting in a meaningful way, including asking questions, is imperative, particularly in light of the decision to hold this year’s Meeting virtually. Registered Shareholders, Non-Registered Shareholders who have duly appointed themselves as proxyholders, and third-party proxyholders accessing the Meeting (other than those who attend as “guests”) will have an opportunity to ask questions at the Meeting in writing by sending a message to the Chair of the Meeting online through the LUMI platform. Shareholders will have substantially the same opportunity to ask questions on matters of business before the Meeting as in past years when the annual meeting of shareholders was held in person. Questions properly brought before the Meeting will pertain to the formal business of the Meeting. To ensure fairness for all, the Chair of the Meeting will decide and announce the order of questions to be responded to, and the amount of time allocated to each question. The Chair can edit or reject questions considered inappropriate.

Shareholders with questions regarding the virtual Meeting portal or requiring assistance accessing the Meeting website may visit the website https://www.lumiglobal.com/faq for additional information.

Shareholders needing assistance completing and returning a proxy or VIF may call Kingsdale Advisors toll free at 1-866-481-2532.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

(a)	by an instrument in writing that is:

(i)	signed by the Shareholder, the Shareholder’s legal personal representative or trustee in bankruptcy or, where the Shareholder is a corporation, a duly authorized representative of the corporation; and

(ii)	delivered to Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 or to the registered office of the Company located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L3 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting;

(b)	by sending another proxy form with a later date to Computershare before 9:00 a.m. (Pacific time) on Thursday, June 17, 2021 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting;

(c)	by attending the online Meeting and accepting the online terms and conditions; or

(d)	in any other manner provided by law.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

If you are using a 15-digit control number to login to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

Voting and Exercise of Discretion by Proxyholders

A Shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for.

If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, it is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company’s board of directors for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, management of the Company is not aware of any such amendments or variations, or any other matters that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of Common Shares. As of the Record Date (as defined herein) and the date hereof, the Company had 94,839,944 Common Shares issued and outstanding.

In accordance with applicable laws, the board of directors of the Company (the “Board”) has provided notice of and fixed the record date as of May 10, 2021 (the “Record Date”) for the purposes of determining Shareholders entitled to receive notice of, and to vote at, the Meeting, and has obtained a list of all persons who are Registered Shareholders at the close of business on the Record Date and the number of Common Shares registered in the name of each Registered Shareholder on that date. Each Registered Shareholder as at the close of business on the Record Date will be entitled to receive notice of the Meeting and will be entitled to one vote at the Meeting for each Common Share registered in his or her name as it appears on the list.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, only the following Shareholder beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying 10% or more of the voting rights attached to all outstanding voting securities of the Company:

Name	Number of Shares	Percentage of Outstanding Shares (2)
Industrias Peñoles, S.A.B. DE C.V. and affiliates	9,746,193 (1)	10.3%
(1)	The information above has been obtained by the Company from filings on the System for Electronic Disclosure by Insiders (SEDI) on the date of this Information Circular.
(2)	The percentage shown has been calculated based on the number of issued and outstanding Common Shares of the Company as at May 10, 2021.

RECEIPT OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS

The directors’ report and the consolidated financial statements of the Company for the financial year ended December 31, 2020 and accompanying auditor’s report will be presented at the Meeting and have been previously filed under the Company’s profile on SEDAR at www.sedar.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The Board presently consists of eight members. The term of office of each of the present directors expires at the Meeting. Management proposes to nominate the seven persons named in the table below for election as directors of the Company. The Board considers the seven nominees to be comprised of six independent directors and one non-independent director. The nominees include each of the existing directors of the Company, other than Mr. Derek White, who is not seeking re-election at the Meeting. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act (British Columbia) or he or she becomes disqualified to act as a director.

A notice of meeting and record date was filed on SEDAR on April 15, 2021, being the first public announcement of the date of the Meeting. Pursuant to the Advance Notice Policy of the Company, originally adopted by the Board in 2012 and most recently re-approved on March 26, 2021, notice of any additional director nominations for the Meeting must be received by the Company in the form prescribed in, and in compliance with, the Advance Notice Policy, no later than the close of business on May 22, 2021. A copy of the Company’s Advance Notice Policy may be obtained under the Company’s profile on SEDAR at www.sedar.com and is also available on the Company’s website at www.magsilver.com/corporate/governance.

The Board adopted a Majority Voting Policy in 2013, which is reviewed and, if needed, amended on an annual basis. The Majority Voting Policy was last reviewed on March 26, 2021 and no amendments were made. This policy provides that any nominee for election as a director who has more votes withheld than votes for his or her election at the Meeting must immediately tender his or her resignation to the Board following the Meeting. This policy applies only to uncontested elections. The Governance and Nomination Committee of the Board shall consider any resignation tendered pursuant to the policy and within 90 days after the Shareholders’ Meeting, determine whether or not it should be accepted. The Board shall accept the resignation absent exceptional circumstances. The resignation will be effective when accepted by the Board. A director who tenders a resignation pursuant to this policy shall recuse themselves from any meeting of the Board or the Governance and Nomination Committee and not participate in any deliberations on whether to accept such subject director(s) resignation. The Board will disclose its decision via press release as soon as practicable following receipt of the resignation and provide copy to the Toronto Stock Exchange (the “TSX”). If the Board determines not to accept a resignation, the news release must fully state the reasons for that decision. If a resignation is accepted, the Board may leave the resultant vacancy unfilled until the next annual meeting of the Shareholders, appoint a new director to fill any vacancy created by the resignation or call a special meeting of the Shareholders to consider the election of a nominee. A copy of the Company’s Majority Voting Policy is available on the Company website at www.magsilver.com/corporate/governance, or will be provided to any Shareholder without charge by request to the Corporate Secretary of the Company at Suite 770, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

The table below sets forth for each management nominee for election as director the following information available as of the date of this Information Circular: (i) their name; (ii) the province or state and country in which they reside; (iii) their age; (iv) all offices of the Company now held by each of them, including committees on which they serve; (v) their principal occupations, businesses or employment; (vi) the period of time during which each has been a director of the Company; (vii) voting results from the 2020 annual general and special meeting of Shareholders (the “2020 Voting Results”); (viii) the number of Common Shares of the Company beneficially owned, directly or indirectly, or controlled or directed by them; (ix) the number of deferred share units (“DSUs”) held; and (x) if they meet their share ownership requirement, as more particularly described on pages 35 and 41 of this Information Circular. Management of the Company does not contemplate that any of the proposed nominees will be unable to serve as a director. The Board recommends a vote “FOR” the appointment of each of the following nominees as directors.

Name, Accreditation, Province/State/Country of Residence, Age, Role, Voting Results and Number of Securities Beneficially Owned, Controlled or Directed, Share Ownership (1)			Biography and Principal Occupation for the past five years (1)	Skills and Qualifications (1)
Peter D. Barnes, Acc. Dir., ICD.D (2)(4)(6) British Columbia, Canada Age: 64 Independent Director since Oct 5, 2012 2020 Voting Results: For 99.74%; Withheld 0.26%

Mr. Barnes is Chair of the Board of the Company and is a Fellow of the Institute of Chartered Accountants of BC. Mr. Barnes co-founded Wheaton Precious Metals (formerly, Silver Wheaton Corp.) in 2004, and served as their CEO from 2006 to 2011. He is a member of the Institute of Corporate Directors and was a member of the Silver Institute’s board of directors from 2009 to 2011. In 2010, Mr. Barnes was honoured with the Ernst & Young Entrepreneur of the Year Special Citation Award for Innovative Global Strategies, along with the Pacific Region Award for Mining and Metals. Mr. Barnes is a CGIC Accredited Director and holds the ICD.D designation.

Principal Occupation for the past five years: Corporate Director

✓ Capital Markets ✓ Financial / Audit & Risk Management ✓ Governance ✓ International Experience ✓ Leadership & Strategy
Shares 106,954	DSUs 80,922	Options Nil
Share ownership met: YES (7)
Tim Baker, ICD.D (3)(5) British Columbia, Canada Age: 69 Independent Director since March 31, 2021 2020 Voting Results: N/A (9)

Mr. Baker has a B.Sc. in Geology from Edinburgh University and has substantial experience in operating international mines and projects. He was Executive Vice President and Chief Operating Officer of Kinross Gold Corp. before retiring in 2010. Prior to joining Kinross, Mr. Baker was with Placer Dome, where he held several key roles including Executive General Manager of Placer Dome Chile, Executive General Manager of Placer Dome Tanzania and Senior Vice President of the copper producing Compañia Minera Zaldivar. Mr. Baker is currently Chair of Golden Star Resources, a director of Sherritt International Corp. and serves on the Triple Flag Precious Metals Corp. Advisory Board. Mr. Baker has previously been a director on the boards of Augusta Resources Corp., Antofagasta PLC, Eldorado Gold Corp., Rye Patch Gold (later Alio Gold) and Pacific Rim Mining Corp. Mr. Baker is a member of the Institute of Corporate Directors and holds the ICD.D designation.

Principal Occupation for the past five years: Corporate Director

✓ Executive Compensation ✓ Governance ✓ Health & Safety ✓ International Experience ✓ Leadership & Strategy ✓ Mine Development / Operations
Shares Nil	DSUs 7,549	Options Nil
Share ownership met: N/A (7)

Name, Accreditation, Province/State/Country of Residence, Age, Role, Voting Results and Number of Securities Beneficially Owned, Controlled or Directed, Share Ownership (1)			Biography and Principal Occupation for the past five years (1)	Skills and Qualifications (1)
Jill D. Leversage, Acc. Dir. (2)(3)(4) British Columbia, Canada Age: 64 Independent Director since Dec 22, 2014 2020 Voting Results: For 99.83%; Withheld 0.17%

Ms. Leversage has over 30 years of experience in the financial advisory and services sector. She began her finance career at Burns Fry Ltd. and has held senior level positions at both RBC Capital Markets and TD Securities. Ms. Leversage currently serves on a number of public and government related boards including Aurinia Pharmaceuticals Inc., RE Royalties Ltd., Insurance Corporation of BC, CMAIO and the Vancouver Airport Authority. She is a Fellow in the Institute of Chartered Professional Accountants, a CGIC Accredited Director, and is also a Chartered Business Valuator (ret.) of the Canadian Institute of Chartered Business Valuators.

Principal Occupation for the past five years: Corporate Director

✓ Capital Markets ✓ Financial / Audit & Risk Management ✓ Governance ✓ Leadership & Strategy
Shares 14,300	DSUs 104,318	Options Nil
Share ownership met: YES (7)
Selma Lussenburg, C. Dir. (4)(5)(6) Ontario, Canada Age: 65 Independent Director since February 1, 2020 2020 Voting Results: For 99.86%; Withheld 0.14%

Ms. Lussenburg is a business executive, former General Counsel, Corporate Secretary and current board director with over 35 years of business experience. She has held various senior executive positions encompassing a broad range of legal, governance, compliance, pension, safety and security, and operational responsibilities. Ms. Lussenburg currently serves on several other boards and committees, including Ontario Power Generation. Ms. Lussenburg is also a Canadian private sector member on the CUSMA 31.22 Advisory Committee on the resolution of private commercial disputes. She has served as General Counsel and Corporate Secretary for AT&T’s operations in Canada, for the Ontario Municipal Retirement System (OMERS), and most recently at Toronto Pearson International Airport. Ms. Lussenburg holds a C.Dir. designation from the Director’s College, an undergraduate law degree (LLB) (University of Ottawa) and other degrees, including a Masters of International Law (LLM) (Australian National University).

Principal Occupation for the past five years: Corporate Director

✓ Capital Markets ✓ Governance ✓ Health & Safety ✓ International Experience ✓ Leadership & Strategy ✓ Legal
Shares 2,000	DSUs 19,137	Options Nil
Share ownership met: N/A (7)

Daniel T. MacInnis, Acc. Dir. (5)
British Columbia, Canada
Age: 69

Independent Director since Jan 1, 2019

Non-Independent Director from Feb 1, 2005 to December 31, 2018

2020 Voting Results:

For 99.63%; Withheld 0.37%

Mr. MacInnis has over 40 years of experience in worldwide mineral exploration, including Mexico, and was President and CEO of the Company from 2005 to 2013. He has managed and directed multimillion dollar exploration programs for Noranda Exploration, Battle Mountain Gold/Hemlo Gold and Sargold Resources. Mr. MacInnis has extensive global experience in property acquisitions and joint venture negotiations and operation. A significant number of mineral discoveries have been made under his guidance. Discoveries include gold and base metal deposits in the US, Canada and Mexico. Mr. MacInnis is a graduate of Saint Francis Xavier University with a BSc. in Geology. He is also currently Chair of Group Eleven Resources and is a CGIC Accredited Director.

Principal Occupation for the past five years: Corporate Director

✓ Environmental / Social ✓ Capital Markets ✓ Health & Safety ✓ International Experience ✓ Leadership & Strategy ✓ Mineral Exploration ✓ Executive Compensation
Shares 232,488	DSUs 79,853	Options Nil
Share ownership met: YES (7)
Susan F. Mathieu (5) Alberta, Canada Age: 54 Independent Director since January 13, 2021 2020 Voting Results: N/A (8)

Ms. Mathieu has more than 25 years of international mining experience through due diligence, exploration, project development, construction and operations. Her career spanned from mine site to corporate leadership roles in governance, environment, sustainability, community, health and safety, compliance and risk management programs and strategies. Ms. Mathieu commenced her career with Placer Dome and progressed to increasingly senior roles with Falconbridge, NovaGold Resources, Centerra Gold, BHP Billiton, Golder Associates and NexGen Energy. Ms. Mathieu holds a BSc. (Honours) and MSc. in Biology from the University of Saskatchewan, and an Executive MBA from the Beedie School of Business, Simon Fraser University. She is an active member of the Institute of Corporate Directors and is working towards attaining the ICD.D designation.

Principal Occupation for the past five years:
Corporate Director (May 2020 – Present);
VP, Environment & Sustainability, NexGen Energy Ltd. (July 2019 - Apr 2020);
Associate, Senior Mining Consultant and North American Mining PM Group Leader, Golder Associates (Sep 2013 – Dec 2017).

✓ Environmental / Social ✓ Health & Safety ✓ International Experience ✓ Leadership & Strategy ✓ Mine Development / Operations ✓ Executive Compensation
Shares Nil	DSUs 5,926	Options Nil
Share ownership met: N/A (7)

George N. Paspalas, Acc. Dir. (6) British Columbia, Canada Age: 58 President, CEO and Non-Independent Director since Oct 15, 2013 2020 Voting Results: For 99.86%; Withheld 0.14%

Prior to joining MAG in 2013, Mr. Paspalas was the President and CEO of Aurizon Mines, Chief Operating Officer of Silver Standard Resources Inc., and President and CEO of Placer Dome Africa, along with many operational and project development roles with Placer Dome. During his career, Mr. Paspalas has been responsible for constructing and operating complex open pit and underground mines in South Africa, Tanzania, Australia, South America and Canada. Mr. Paspalas earned a Bachelor of Engineering (Chemical) degree with Honours from the University of New South Wales in 1984. Mr. Paspalas is also a director of Pretivm Resources Inc. and is a CGIC Accredited Director.

Principal Occupation for the past five years: President and CEO of the Company

✓ Environmental / Social ✓ Executive Compensation ✓ Health & Safety ✓ International Experience ✓ Leadership & Strategy ✓ Mine Development / Operations
Shares 174,085	DSUs 39,886 RSUs & PSUs 86,442	Options 221,590
Share ownership met: YES (7)

(1)	Biography, skills and experience information in this table has been furnished by the respective nominees individually. Equity holdings are as at the date of this Information Circular. See page 58 of this Information Circular for more information on how the skills and experience important to the Company’s business are covered by the number of directors.
(2)	Member of the Company’s Audit Committee.
(3)	Member of the Company’s Compensation Committee. Ms. Leversage and Mr. Baker were appointed to this committee effective June 18, 2020 and March 31, 2021, respectively.
(4)	Member of the Company’s Governance and Nomination Committee.
(5)	Member of the Company’s Health, Safety, Environment and Community Committee. Ms. Lussenburg, Ms. Mathieu and Mr. Baker were appointed to this committee effective March 23, 2020; February 25, 2021; and March 31, 2021; respectively.
(6)	Member of the Company’s Disclosure Committee. Mr. Barnes was appointed to this committee effective March 31, 2021.
(7)	Share ownership requirement (see pages 35 and 41 below for more information). Ms. Lussenburg, Ms. Mathieu and Mr. Baker have 3 years from the date of their respective appointments to achieve the required Share ownership requirement.
(8)	Ms. Mathieu was appointed to the Board on January 13, 2021.
(9)	Mr. Baker was appointed to the Board on March 31, 2021.

Other than as described below, none of the other management nominees is currently, or has been within the past ten years, (A) a director, chief executive officer or chief financial officer of any company that (i) was subject to an order that was issued while such person was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after such person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such person was acting as a director, chief executive officer or chief financial officer, or (B) a director or executive officer of any company that, while such person was acting in such capacity, or within a year of such person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. None of the management nominees has within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person. None of the management nominees has been subject to (1) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (2) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for such person.

Appointment and Remuneration of Auditor

The Shareholders will be asked to vote for the appointment of Deloitte LLP, an independent registered public accounting firm, as the auditor of the Company to hold office until the next annual general meeting of Shareholders and to authorize the directors to fix their remuneration. The Board recommends a vote “FOR” the appointment of Deloitte LLP, an Independent Registered Public Accounting Firm, as the auditor of the Company to hold office until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the appointment of Deloitte LLP, an Independent Registered Public Accounting Firm, as the auditor of the Company to hold office until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration.

Advisory Vote on Executive Compensation – Voluntary Adoption of “Say on Pay”

In May 2019, the Board approved the voluntary adoption of an annual advisory vote by its Shareholders on the Company’s executive compensation (commonly referred to as “say on pay”). The advisory vote provides Shareholders the opportunity to advise the Board on their view on the Company’s executive compensation programs as presented in the Statement of Executive Compensation of this Information Circular.

As this is an advisory vote, the results will not be binding on the Board. The Board retains sole authority and remains fully responsible for the Company’s compensation decisions and are not relieved of these responsibilities as a result of the advisory vote by Shareholders. However, the Board believes that it is essential for the Shareholders to be well informed of the Company’s approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between the Shareholders and the Board.

Following each annual general meeting, all voting results, including the results of the “say on pay” vote, will be publicly filed under the Company’s profile on the SEDAR website (www.sedar.com).

Resolution to Support the Executive Compensation Program

The resolution to support the Company’s executive compensation program which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation is as follows (the “Executive Compensation Resolution”):

“IT IS RESOLVED THAT:

1.	on an advisory basis, and not to diminish the role and responsibilities of the Board, the Shareholders accept the approach to the Company’s executive compensation program as disclosed in the Company’s Information Circular.”

The Board of the Company recommends that Shareholders vote FOR the advisory vote on executive compensation. Common Shares represented by proxies in favour of management will be voted FOR the Executive Compensation Resolution, unless a Shareholder has specified in his or her proxy that his or her Common Shares are to be voted against the approval of the Executive Compensation Resolution.

Other Business

Management knows of no other matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting and this Information Circular.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

For the purposes of this Information Circular, a named executive officer (“NEO”) of the Company means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Company;

(b)	a chief financial officer (“CFO”) of the Company;

(c)	each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The Company’s NEOs for the fiscal year ending December 31, 2020 were:

•	George Paspalas, President and CEO;

•	Larry Taddei, CFO;

•	Dr. Peter Megaw, Chief Exploration Officer (“CXO”); and

•	Michael Curlook, Vice President Investor Relations and Communications (“VP Investor Relations”).

Compensation Discussion and Analysis

The Compensation Committee of the Board, which is comprised exclusively of independent directors, is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company’s executive officers. The Compensation Committee designs its compensation programs to attract and retain executive officers with the talent and experience necessary for the success of the Company. The Compensation Committee ensures that the total compensation paid to all NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy.

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success. The Company’s compensation philosophy includes fostering entrepreneurship at all levels of the organization by making long-term equity-based incentives a significant component of executive compensation. This has been accomplished through the granting of Options under the Company’s Stock Option Plan, Common Shares pursuant to the Company’s Share Unit Plan, and in the case of the CEO, CFO and CXO, by requiring that they maintain a minimum share ownership level. This approach is based on the assumption that the Company’s Common Share price over the long-term is an important indicator of long-term performance.

The Company’s principal goal is to achieve positive outcomes for its stakeholders. The Company’s compensation philosophy reflects this goal, and is based on the following fundamental principles:

1.	A compensation program aligned with Shareholder interests – the Company aligns the goals of executives with maximizing long-term Shareholder value;

2.	A compensation program sensitive to both individual and corporate performance – compensation for executive officers should fluctuate and be linked not only to individual performance, but also to:

(a)	operating performance of the Company, considering ongoing mine development, exploration and corporate successes; and

(b)	market performance of the Company, considering current market conditions and market performance against peers; and

3.	A compensation program that offers market competitive compensation in order to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest caliber.

Based on this compensation philosophy, the objectives of the NEO compensation program have been defined as follows:

•	to attract and retain highly qualified executive officers;

•	to align the interests of executive officers with Shareholder interests and with the execution of the Company’s business strategy;

•	to evaluate executive performance on the basis of key measurements that correlate to long-term Shareholder value; and

•	to tie compensation directly to those measurements and rewards based on achieving and exceeding predetermined objectives.

Competitive Compensation

The Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development and funding of mineral prospects, corporate finance and management. Therefore, the Company seeks to attract, retain and motivate highly skilled and experienced executive officers by providing competitive aggregate compensation. As discussed more fully below, the Compensation Committee reviews compensation practices of similarly situated companies in determining the Company’s own approach to executive compensation. Although the Compensation Committee reviews each element of compensation for market competitiveness, it may weigh a particular element more heavily based on a particular NEO’s role within the Company. It is primarily focused on remaining competitive in the market with respect to overall compensation, while maintaining a strong performance bias aligned with Shareholder interests.

The Compensation Committee reviews and considers data related to compensation levels and programs of various companies that are both similar in size to the Company and operate within the mining exploration and development industry, prior to making its decisions. These companies are used as the Company’s primary peer group because they have similar business characteristics or because they compete with the Company for employees and investors. The Compensation Committee also periodically engages an independent executive compensation consulting firm to conduct a peer group compensation analysis and provide comparative analysis of relevant industry compensation levels. Lastly, the Compensation Committee relies on the experience of its members as officers and/or directors at other companies (as identified below under the heading Disclosure of Corporate Governance Practices – Directorships) in similar lines of business as the Company in assessing compensation levels. The purpose of this process is to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar operations and business characteristics;

•	identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

•	establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval.

Comparator Group

Comparative data for the Company’s peer group is accumulated by the Compensation Committee from a number of external sources including the use of an independent compensation consultant. The Compensation Committee has engaged Lane Caputo Compensation Inc. (“Lane Caputo”) on multiple occasions over the past several years, typically every second year. The Compensation Committee engaged Lane Caputo in 2020 to provide a 2020 ‘Executive and Director Compensation Report’ (“2020 Compensation Report”). The 2020 Compensation Report established a peer group of comparator companies (the “Peer Group”) reflecting the evolving business of the Company. Lane Caputo used various considerations in proposing a Peer Group, including companies of a similar stage of development, industry focus and range of market capitalization – all compared to the Company as at the date of the report. Based on these considerations the Company’s Peer Group for the 2020 Compensation Report was determined as the following:

Argonaut Gold Inc. Endeavour Silver Corp. Equinox Gold Corp. Fortuna Silver Mines Inc. Lundin Gold Inc. New Gold Inc.	NovaGold Resources Inc. Orla Mining Ltd. Premier Gold Mines Ltd. Pretium Resources Inc. Pure Gold Mining Inc. Sabina Gold & Silver Corp.	SSR Mining Inc. Wesdome Gold Mines Ltd. Torex Gold Resources Inc. Victoria Gold Corp.

The 2020 Compensation Report was used as a reference point by the Compensation Committee to establish 2020 equity incentive grant levels, 2020 annual incentives, and 2021 compensation levels (base salary and annual incentive targets). The Peer Group is used for the benchmarking of the Company’s compensation structure and provides a proxy for the competitive market for the Company’s executive talent. However, it is not necessarily used to evaluate share price performance of the Company. The Company’s general approach is to use the Peer Group as benchmark for NEO compensation and the Market Vectors Junior Gold Miners ETF (“GDXJ”) Index for share price performance.

On an annual basis, the Compensation Committee considers the Peer Group selection criteria used by Company’s compensation consultant in comparison to that used by various proxy advisory groups. The Compensation Committee takes into account the following factors in making this assessment of the peer group: the stage of project development; the applicability of financial metrics for pre-cashflow projects; the geographical location of operations; and market capitalization of the various peers. As a result of this assessment, the Compensation Committee may adjust the Peer Group from time to time.

Aligning the Interests of the NEOs with the Interests of the Company’s Shareholders

The Company believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs. The Company’s objective is to establish benchmarks and targets for its NEOs which, if achieved, will enhance Shareholder value.

A combination of fixed and variable compensation is used to motivate executives to achieve overall individual and corporate goals. For the 2020 financial year, the four basic components of the NEO compensation program were:

•	Base (fixed) salary in the case of NEOs other than the CXO;

•	Daily (fixed) rate in the case of the CXO;

•	Annual incentives (cash bonus); and

•	Long-term (equity-based) compensation.

Base salary (and daily rate for the CXO) comprises a portion of the total annual cash-based compensation that an NEO is paid; however, annual incentives and equity-based compensation represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable individual performance objectives; (ii) whether the Company has met its operational and corporate performance objectives; and (iii) market performance of the Company’s Common Shares relative to the market and peer common share performance.

The Compensation Committee meets at least annually (or more often as required, and in 2020 met twice) to consider performance objectives and actual performance relative to such objectives, and then makes compensation recommendations to the Board for consideration.

Base Salary

The base salary for each NEO is reviewed annually by the Compensation Committee, with recommendations made to the Board for final approval. The base salary review for each NEO is based on an assessment of factors such as current competitive market conditions, compensation levels within the Peer Group, and particular skills such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. As a guiding philosophy, the Compensation Committee aims to keep the base salary of NEOs competitive, while at the same time ensuring that the majority of their compensation remains at risk (see 2020 NEO Total Compensation Mix below) to better align their interests with those of Shareholders.

The Compensation Committee, utilizing the 2020 Compensation Report along with other available Peer Group information, together with budgetary guidelines and other internally generated planning and forecasting tools, performed annual assessments of the compensation of all executive compensation levels.

2020 Base Salary

Effective January 1, 2020, Messrs. Paspalas, Taddei and Curlook were each awarded a base salary increase of 3% reflective of a cost of living/inflation increase. As in prior years, Dr. Megaw continues to be remunerated on a fixed daily rate basis (see Daily Rate (CXO) below).

2021 Base Salary

Effective January 1, 2021, Messrs. Paspalas, Taddei and Curlook were each awarded a base salary increase of 1.1% reflective of a cost of living/inflation increase, and Messrs. Taddei and Curlook were awarded an additional increase of 0.5% each, as discretionary increases. Dr. Megaw continues to be remunerated on a fixed daily rate basis in 2021 (see Daily Rate (CXO) below).

Daily Rate (CXO)

Dr. Peter Megaw has provided exploration services to the Company since its inception and has been the Company’s CXO since June 2014. He provides the Company with the overall management and oversight of the Company’s exploration programs, and along with his team, Dr. Megaw developed the geologic concepts that led to the discovery and the Company’s acquisition of its interest in the Juanicipio joint venture project in Zacatecas State, Mexico (the “Juanicipio Project”).

Dr. Megaw’s exploration services are remunerated under the terms of a Field Services Agreement (“FSA”) between the Company, IMDEX Inc., (“IMDEX”) and Minera Cascabel S.A. de C.V. (“Cascabel”) - (see Interest of Informed Persons in Material Transactions below). The annual cash-based compensation paid to Dr. Megaw as CXO, is paid to IMDEX, a company in which he is a principal, based on fair value market rates and Dr. Megaw’s submission of invoices for services rendered. Effective January 1, 2020, Dr. Megaw’s daily rate was increased by approximately 3.6% from US$1,400 to US$1,450, reflective of a cost of living/inflation increase. The Company believes that this daily rate is consistent with industry standard rates for such services. Effective January 1, 2021, Dr. Megaw’s daily rate was increased by approximately 1.4% from US$1,450 to US$1,470, primarily reflective of a cost of living/inflation increase. As Dr. Megaw only charges for days worked, the amount of annual compensation for his daily work, will vary based on the number of days invoiced to the Company. In 2020, Dr. Megaw invoiced the Company for 221 days, as compared to 192 days in the prior year.

As the fees paid to IMDEX are also considered ‘related party transactions’ for financial reporting purposes, the Audit Committee also reviews the quarterly fees paid to Dr. Megaw through IMDEX, as part of their mandate to review and oversee all related party transactions.

Annual Incentives

In order to motivate executives to achieve short-term corporate goals, the NEOs participate in an annual incentive plan. Awards under the annual incentive plan are made by way of annual cash bonuses, typically paid in December of each year. The annual incentive bonus paid to each NEO is based in part on the Company’s success in reaching its objectives, and in part on each individual’s specific performance.

The framework for the 2020 bonus determinations included the following key elements:

•	A target bonus (as a percentage of base salary, and in the case of the CXO as a percentage of expected annual charges) was set for each NEO;

•	Each target bonus would be evaluated and determined based upon a combination of performance by each individual against previously agreed to individual performance objectives (“IPOs”) and performance of the overall Company against previously agreed to corporate performance objectives (“CPOs”);

•	In the case of the CEO, there is no weighting relevance of IPOs, but rather 100% of the CEO’s weighting relevance is based on the evaluation against CPOs; and

•	The weighting relevance of IPOs and CPOs for each of the other NEOs was set at 25% and 75% respectively.

The IPOs and CPOs are generally qualitative in nature given the exploration and development stage of the Company. The NEOs had the opportunity to provide input into establishing their respective IPOs before they were finalized early in 2020.

The key 2020 IPOs for the NEOs included:

CEO

In the case of the CEO for 2020, the Compensation Committee determined that the CEO would be 100% evaluated solely on the CPOs, to better align his goals with maximizing long-term Shareholder value. See CPOs listed in the table below for the combined corporate and CEO objectives.

CFO

1.	Be an integral part of analyzing financing alternatives for the Company (with respect to dilution, cost of capital, ability to service, etc.) and ultimately ensure any ‘funding gap’ on Juanicipio is managed effectively;
2.	Develop the financial relationship and interactions with Fresnillo’s finance and legal teams;
3.	Work with Fresnillo to ensure the organizational structure encompassing the Juanicipio operation is optimally structured, in the context the business environment in Mexico; and
4.	Increase investor interest and financial confidence in the Company through a strong role in corporate marketing and corporate events.

CXO

1.	Work with the Fresnillo exploration team, to ensure well planned and expanded exploration targets on the whole Juanicipio Project;
2.	Endeavor to advance the Juanicipio Project build-out as much as possible from the ‘non-operator’ perspective;
3.	Marketing of the exploration upside at Juanicipio, along with articulating to investors the exploration rational behind the Company’s involvement with the Deer Trail Project; and
4.	Mentor MAG’s other exploration personnel, with emphasis on technical proficiency and commitment to corporate social responsibility (“CSR”).

VP Investor Relations

1.	Maintain and advance investor interest and analyst coverage in the Company;
2.	Execute an investor relations strategy to enhance shareholder value, that engages the use of media, conferences, marketing tours and site visits to convey and communicate the Juanicipio Project development progress;
3.	Assess, develop and execute an investor communication and outreach program with respect to the Company’s governance and CSR commitments; and
4.	Source additional market interest for potential investors in MAG.

The CEO reviews the performance of the CFO, CXO and VP Investor Relations and provides feedback and bonus recommendations to the Compensation Committee based on his assessment of each NEO’s performance and achievement of key performance indicators. The Compensation Committee can then choose to accept, reject or modify the bonus recommendations provided by the CEO.

The performance evaluation of the CEO, including performance against corporate objectives, is part of both the Governance and Nomination Committee and Compensation Committee mandates, working together to report their recommendation to the Board with respect to the CEO’s annual incentive amount.

2020 CPOs and Weighting Relevance

CPOs are set annually and approved by the Board, based on recommendations by the Compensation Committee. The 2020 CPOs and their relative weightings with respect to an overall CPO performance evaluation were predefined in early 2020 and focused primarily on ensuring progress related to the continued advancement of the Company’s principal project (the 44% owned Juanicipio Project) and maintaining an adequate plan and treasury for the Company to fund such advancement (see 2020 Bonuses – Corporate Performance Objectives below).

The above IPO and CPO framework allows the Compensation Committee to quantify its assessments and make recommendations to the Board with respect to the determination of annual bonuses for the NEOs. The ultimate bonus recommendation and payment to each NEO may be above or below the initial targeted amount, dependent on the overall assessment of each NEO under the above framework.

Where the Compensation Committee cannot unanimously agree, the matter is referred to the full Board for a decision. The Board relies heavily on the recommendations of the Compensation Committee in granting annual incentives.

Incentive Compensation and Measurements of Performance

The targeted bonus amounts for each year are pre-determined by the Compensation Committee based on an assessment of compensation levels within the Company’s Peer Group and on other market research using other data available to the Compensation Committee. The targeted cash bonus that an executive officer can earn is expressed as a percentage of base salary and in the case of the CXO as a percentage of expected annual charges. The percentage increases with the level of responsibility and ability of the individual to affect the Company’s performance.

Based on the recommendations from the Compensation Committee, the Board approves targeted annual incentives for all NEOs for each financial year. The following were the bonus targets established in 2020 for each NEO.

NEO	2020 Bonus Target (% of Base Salary)	2020 Target Bonus ($)
George Paspalas – CEO	100%	$ 595,500
Larry Taddei – CFO	50%	$ 154,500
Peter Megaw – CXO (1)	50% (1)	$ 218,000 (1)
Michael Curlook – VP Investor Relations	40%	$ 84,600

(1) Dr. Megaw is remunerated under the FSA based on the number of days worked as described above, and his target bonus was determined based on a notional salary equivalent of $436,000 (US$335,000).

Each NEO target bonus is evaluated at the end of the year by the Compensation Committee based upon a review of both:

i.	the performance by each individual other than the CEO against the previously agreed upon IPOs; and
ii.	the performance of the overall Company and CEO against previously agreed upon CPOs.

The actual bonus payout is then based on the multiplication of individual target bonus by IPO and CPO weightings and achievement scores. The Board and Compensation Committee retain the discretion and have the ability to increase or decrease actual bonus payments as they consider appropriate in certain circumstances where the attainment of objectives does not fully reflect the performance of the NEO. This is primarily due to their recognition that the achievement of milestones and objectives relating to the Juanicipio Project, the Company’s main asset, are heavily co-dependent on the actions of Fresnillo plc (its joint venture partner and Juanicipio Project operator) (“Fresnillo”).

2020 Bonuses – Individual Performance Objectives

As noted above, the CEO was 100% evaluated solely on performance against CPOs (see 2020 Bonuses – Corporate Performance Objectives below). With respect to 2020 IPOs for the other NEOs, the Compensation Committee and the Board concluded that the CXO and VP of Investor Relations generally met or exceeded all their 2020 target IPOs. The Compensation Committee and the Board concluded that the CFO generally met or exceeded all his 2020 target IPOs, but they used their available discretion to decrease his rating and bonus payment, on the premise of a reporting issue not identified at the Juanicipio corporate level.

The NEO assessments of 2020 IPOs reflect the following key milestones:

•	filed a Short Form Base Shelf Prospectus and completed a US$50 million At The Market (“ATM”) financing, to complement a C$60 million private placement;

•	on the Juanicipio Project development front, worked with the operator, Fresnillo, to further develop and advance the project, including initial underground production targeting 16,000 tonnes per month from August 2020 onwards (processed at the Fresnillo plant) - a key milestone for the Company;

•	with the Company’s joint venture operator, Fresnillo, reviewed the organizational structure of the Juanicipio operations, ensuring its relevance in the current business environment in Mexico;

•	on the Juanicipio exploration front:

○	achieved alignment and agreement with Fresnillo on identified drill targets on other parts of the joint venture property and expanded on the recently discovered Pre-Anticipada and Venadas veins; and
○
○	successfully informed the market about the Company’s 100% option in the Deer Trail Mine project in Utah; and

•	adapted quickly and efficiently in a COVID-19 environment, to modify outreach approaches and effectively maintain interaction with the Company’s larger institutional Shareholders, while concurrently creating new investor interest.

Based upon the recommendations of the Compensation Committee, the Board approved the following NEO IPO achievement scores, which were then used in the 2020 bonus determination:

NEO	IPO Performance Achieved	Predetermined Weighting of IPOs for Bonus Determination
George Paspalas – CEO	n/a (1)	0%
Larry Taddei – CFO	87%	50%
Peter Megaw – CXO	112%	50%
Michael Curlook – VP Investor Relations	102%	50%

(1) Mr. Paspalas achievement score as CEO, is solely based on CPOs (see below).

2020 Bonuses – Corporate Performance Objectives

With respect to 2020 CPOs, which also dictate the CEO’s performance evaluation, the Compensation Committee recommended, and the Board approved, an overall CPO bonus achievement mark of 104%, which was applied to all NEOs, subject to each NEOs’ relative weightings. This CPO achievement mark was determined through an evaluation of performance against the CPOs as outlined below.

CPO	Weighting	CPO Score Value
Involvement and influence in the development of the Juanicipio Project, including achieving various operational milestones, as the project is advanced towards commercial production.	25%	21%
Successful processing of mineralized underground development material through the Fresnillo plant.	20%	20%
Involvement and influence to promote a safe work environment at the Juanicipio Project.	10%	10%
Company’s influence on other Juanicipio activities, including exploration and infill drilling	15%	15%
Managing the Company’s balance sheet and funding of the Company’s Juanicipio Project.	20%	28%
Other value creation projects.	10%	10%
Total CPOs and Achievement	100%	104%

The CPO weighted cumulative achievement score and relative weighting, used in the 2020 bonus determination, can hence be summarized as follows:

NEO	CPO Performance Achieved	Weighting of CPOs for Bonus Determination
George Paspalas – CEO	104%	100%
Larry Taddei – CFO	104%	50%
Peter Megaw – CXO	104%	50%
Michael Curlook – VP Investor Relations	104%	50%

Combining the overall IPO and CPO assessments, the resulting 2020 bonus incentives paid were as follows for each of the NEOs:

NEO	Target Bonus ($)	Combined (IPO & CPO) Performance (%)	Actual Bonus Paid ($)
George Paspalas – CEO	$ 595,500	104.0%	$ 619,320
Larry Taddei – CFO	$ 154,500	95.5%	$ 147,548
Peter Megaw – CXO (1)	$ 218,000	108.0%	$ 235,474 Paid US$ 183,849 (1)
Michael Curlook – VP Investor Relations	$ 84,600	103.0%	$ 87,138

(1) Dr. Megaw is remunerated under the FSA as described above and his CXO bonus is paid in US$ through IMDEX Inc., a Company in which Dr. Megaw is a principal.

Long-Term Compensation

The Company has three equity-based compensation plans: i) the Stock Option Plan; ii) the Share Unit Plan; and iii) the DSU Plan. All equity grants made relating to the 2020 compensation year were made under these equity-based compensation plans (collectively the “Equity Incentive Plans”). The Equity Incentive Plans are designed to encourage share or equity ownership and entrepreneurship on the part of the directors, NEOs and other employees, and are summarized commencing on page 42 of this Information Circular.

The Compensation Committee believes that the Equity Incentive Plans align the interests of the NEOs with Shareholders by linking a significant component of executive compensation to the longer-term performance of the Company’s Common Shares. Importantly for an exploration and development stage company, the Equity Incentive Plans also allow the Company to provide incentive-based compensation without depleting the Company’s cash resources which are needed for ongoing development and exploration activities.

The Compensation Committee approaches grants under the Equity Incentive Plans by taking into account a number of factors: the amount and term of previously granted equity incentives; the level of equity compensation granted by comparable companies for similar levels of responsibility; and it considers each executive officer or employee based on their own observations of individual performance (where possible) and their assessment of each individual’s contribution to Shareholder value and the objectives set out for the executive officers.

•	As a guiding philosophy, the Compensation Committee aims to keep approximately 50% of NEO equity grants performance based, with the balance being time retention based.

The scale of grants under these Equity Incentive Plans are generally commensurate to the appropriate level of base compensation for each level of responsibility, and the Compensation Committee also considers the grant in terms of other factors including:

₋	The ‘Fair Value’ of each grant:

o	for Options using the Black-Scholes-Merton (“Black Scholes”) option/share pricing model;

o	for RSUs under the Share Unit Plan and DSUs under the DSU Plan, grants using the fair market value of the Common Shares on the date of grant; and,

o	for PSUs under the Share Unit Plan, grants using the fair market value of the Common Shares on the date of grant;

₋	The absolute number of Options/share units being granted; and

₋	The percentage of total outstanding shares represented by the grant or ‘burn rate.’

Each of the above attributes is compared against the Peer Group analysis provided in the 2020 Compensation Report in order to evaluate the percentile range within which each grant falls. Grants under the Equity Incentive Plans are typically granted to NEOs annually in December of each year, subject to the imposition of trading black-out periods. The equity grants are made at the same time NEO cash compensation (base salary changes and annual incentive bonuses) is determined, subject to the aforementioned black-out periods if applicable.

Long-Term Equity-Based Grants with respect to 2020

Since the adoption of the Share Unit Plan and DSU Plan, the Compensation Committee has transitioned the long-term equity incentive grants to a blend of both Options granted under the Stock Option Plan and PSUs granted under the Share Unit Plan. The granting of PSUs as a portion of the long-term equity incentives, further promotes an alignment of interests between NEOs and the Shareholders of the Company, as a significant portion of their compensation is aligned with the returns achieved by Shareholders.

The 2020 long-term equity incentives were granted on December 8, 2020, included no immediate vesting (see Vesting and Performance Measurement of 2020 Long-Term Equity Grants below) and consisted of an overall value allocation of 50% in retention-based Options under the Stock Option Plan, and 50% in performance-based PSUs under the Share Unit Plan.

The NEO long-term equity grant relating to 2020 was as follows:

	Option Based Awards		Share-based Awards		Total
Name	Stock Options Granted	Value (1)	PSUs Granted(2)	Value (3)	Value
	(#)	($)	(#)	($)	($)
George Paspalas – CEO	46,353	$375,000	17,385	$375,000	$750,000
Larry Taddei – CFO	30,902	$250,000	11,590	$250,000	$500,000
Peter Megaw – CXO	40,173	$325,000	15,067	$325,000	$650,000
Michael Curlook – VP Investor Relations	10,506	$85,000	3,940	$85,000	$170,000

(1) All Options are granted with an exercise price equal to the Market Price of the Company’s Common Shares on the date of grant. The grant date ‘fair value’ of Options on December 8, 2021 is estimated at $8.09 per Option, and is determined using the Black-Scholes-Merton pricing model using various assumptions including share price volatility on the grant date based on the expected life of the option of three years based on historical life expectancies, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date. The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.

(2) For detailed performance and vesting analysis, see Vesting and Performance Measurement of 2020 Long-Term Equity Grants below. Effectively 1/3 vest in 3 years from date of grant relative to the Company’s Total Shareholder Return (“TSR”) performance relative to the TSR of the GDXJ Index, and the number PSUs to vest is subject to a market share price performance factor measured over a three-year performance period, resulting in a PSU payout range from 50% to 150% as described below. The other 2/3 vest base on the achievement of certain performance milestones described below.

(3) The grant date ‘fair value’ of PSUs (with the terms and performance vesting criteria as outlined below) was estimated by using the grant date share price of $21.57 per PSU.

Vesting and Performance Measurement of 2020 Long-Term Equity Grants

None of the above Options awards granted by the Company for 2020 had any immediate vesting, reflecting the intent to provide longer-term incentive-based compensation. All Options included in the grant, including those to non-NEOs (employees and consultants), vest 1/3 in 12 months (1 year) from December 8, 2020, 1/3 in 24 months (2 years) from December 8, 2020, and 1/3 in 36 months (3 years) from December 8, 2020.

Under the Share Unit Plan, each PSU entitles participants to receive one Common Share of the Company if certain performance and vesting criteria have been met. The PSUs granted to NEOs Paspalas, Taddei, Megaw and Curlook, and reflected in the above table, were divided into the following component grants:

i.	1/3 of the PSUs grant will vest only after three years of service from grant date. The number of PSUs to vest is subject to a market share price performance factor measured over a three-year performance period (the “Performance Measurement”). The Performance Measurement in respect of PSUs has been set by the Compensation Committee based on the relative TSR performance of the Company at the end of the three-year performance period, as compared to the TSR performance of the GDXJ Index. The potential PSU performance multiplier ranges from a minimum of 50% to a maximum of 150% of the initial PSU grant, based on a straight line TSR performance comparison over the three-year performance period. For example, Company underperformance of 25% less than the GDXJ results in a pro-rata PSU issuance of 75% of the initial grant; Company performance matching that of the GDXJ results in a PSU issuance of 100% of the initial grant, and Company overperformance of 25% more than the GDXJ performance, results in a PSU issuance of 125% of the initial grant.

ii.	2/3 of the PSUs granted will vest over a three-year performance period based on the achievement of pre-specified performance milestones related to the Juanicipio Project and linked to commissioning of the Juanicipio plant, achieving commercial production, and the funding requirements relative to the budgeted capital costs.

Non-Vesting of a portion of PSUs issued in 2017

During the year ended December 31, 2017, 88,665 PSUs were granted to NEOs and other employees within the Company under the Share Unit Plan. The PSUs were performance-based awards with a market share price performance factor based on the relative TSR of the Company at the end of a three-year performance period, as compared to the TSR performance of the GDXJ Index. The Company’s TSR performance over the three-year period ended December 5, 2020 and the resulting PSU vesting, was as follows:

2017 PSU Grant	Performance Period 3 years’ ended December 5, 2020 TSR	Relative Performance	PSUs Vested(1)	PSUs Forfeited
MAG Silver Corp.	52.0%	81.4%	18.34%	81.66%
GDXJ Index	63.8%	100.0%	n/a	n/a

(1) Number of PSUs vesting proportionate to nil vesting at 75% relative performance to 100% vesting at 110% relative performance.

The forfeited and canceled PSUs with respect to the NEOs included: 22,015 for George Paspalas; 12,035 for Larry Taddei; 19,079 for Peter Megaw and 4,697 for Michael Curlook.

Annual Burn Rate Under Equity Compensation Plans

The following sets forth the total number of Option, RSU, PSU and DSU awards intended for or granted in each of the past three years (to all NEOs, directors and all other Equity Incentive Plan participants combined), and the potential dilutive effect of such awards have assuming that each is paid out in Common Shares of the Company:

Yr	Share Unit Awards Granted (Burn Rate) (1)				DSUs Granted (2) (Burn Rate) (1)	Stock Options Granted (Burn Rate) (1)	Weighted Average Common Shares Outstanding
	RSUs	PSUs (0x) or (0.5x) (3)	PSUs (1x) (3)	PSUs (2x) or (1.5x) (3)
2020	- (0%)	52,346 (0.06%)	62,815 (0.07%)	73,284 (0.08%)	72,570 (0.08%)	231,055 (0.25%)	91,108,622
2019	49,063 (0.06%)	69,950 (0.08%)	83,940 (0.10%)	97,930 (0.11%)	74,636 (0.10%)	416,448 (0.48%)	86,142,539
2018	- (0%)	- (0%)	91,406 (0.11%)	182,812 (0.21%)	89,374 (0.10%)	317,967 (0.37%)	85,519,481

(1) The burn rate for a given year is calculated by dividing the number of Options, share unit awards or DSUs granted during the year or for the period, by the weighted average number of Common Shares outstanding during the year.

(2) DSUs granted include DSUs granted in lieu of retainer and meeting fees for those directors that so elected under the Company’s DSU Plan.

(3) The number PSUs to vest is subject to a Market Price performance factor as noted above, resulting in a PSU distribution range in 2018 from 0% to 200%, and in 2019 and 2020 for a portion from 50% to 150%. A PSU multiplier of 0 times or 1.5 times, 1 times, and 2 times or 1.5 times, has therefore been assigned to the PSUs for these three years, to reflect the possible range of ultimate PSUs that will vest.

The total annual burn rate of all the combined equity awards granted in each year 2020, 2019 and 2018 is:

•	assuming PSUs vest at the 0 or 0.5 times multiple: 0.39%, 0.71% and 0.48% respectively;
•	assuming PSUs vest at the 1 times multiple: 0.40%, 0.72%, and 0.58% respectively; and,
•	assuming PSUs vest at the 1.5 or 2 times multiple: 0.41%, 0.74% and 0.69% respectively.

2020 NEO Total Compensation Mix

The overall NEO compensation mix is purposely balanced between fixed components (base salary) and at-risk components (non-equity annual incentive payments and long-term equity incentives).

•	As a guiding philosophy, the Compensation Committee aims to keep the ‘at-risk’ compensation as a percentage of each NEO’s total compensation, above the 50th percentile as compared to the Peer Group.

Summarizing the NEO total compensation by category indicates that the majority of NEO compensation is at-risk, and in the case of the CEO and CFO, 70% and 68% respectively:

NEO	Not at-Risk Compensation		At-Risk Compensation
	Salary or Salary Equivalent ($)%		Non-Equity Incentive Plan Awards (Bonus) ($)%		Long-Term Equity-based awards (1) ($)%		Total at-Risk (%) (b)+(c) /	Total Compensation ($)
	(a)		(b)		(c)		(a)+(b)+(c)	(a)+(b)+(c)
George Paspalas CEO	595,500	30	619,320	32	750,000	38	70	1,964,820
Larry Taddei CFO	309,000	32	147,548	15	500,000	52	68	956,548
Peter Megaw CXO	432,036 (2)	33	235,474 (2)	18	650,000	49	67	1,317,510
Michael Curlook VP Investor Relations	211,500	45	87,138	19	170,000	36	55	468,638

(1) Combined Options and PSUs granted under the Company’s Equity Incentive Plans related to 2020.

(2) Dr. Megaw is remunerated in US$ under the FSA based on the number of days worked as described above. Actual fees and bonus paid to Dr. Megaw under the FSA in 2020 were US$320,450 and US$183,849.

Base salary (and the equivalent daily rate for the CXO) comprise only a portion of the total annual cash-based compensation that a NEO is paid. Non-equity annual incentives and long-term equity-based compensation, represents the majority of each NEO’s 2020 compensation, and is compensation that is “at-risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable individual performance objectives; (ii) whether the Company has met its operational and corporate performance objectives; (iii) the market performance of the Company’s Common Shares, relative to the market and to the Peer Group; and (iv) the attainment of various performance milestones.

As indicated above, the majority of NEO compensation is at-risk, and therefore aligned with Shareholder interests.

Recovery or “Claw back” Policy

The Company’s incentive-based compensation plans are intended to align the interests of the Company’s executive officers and Shareholders through equity and other performance-based compensation plans. The Company’s Executive Compensation Recovery Policy (the “Recovery Policy”) was adopted in 2017 by the Company, which provides for the right to recover performance-based compensation from the CEO, the CFO or any other officer of the Company that has engaged in fraud, theft, embezzlement, serious misconduct or negligence (collectively, “Misconduct”) irrespective of whether it directly caused or directly contributed to the need for a material restatement (a “Material Restatement”) of the Company’s financial results in order to comply with applicable securities laws.

The Recovery Policy is administered by the independent members of the Board and any determinations made by the independent members of the Board shall be deemed conclusive and binding on all individuals covered by the Recovery Policy.

The Recovery Policy is triggered (i) if the Company is required by applicable securities laws to materially restate previously issued financial statements and the Misconduct of an officer of the Company directly contributed to the need for such Material Restatement; or (ii) in the event an officer of the Company has engaged in Misconduct, irrespective of whether there was a Material Restatement.

Within three months of the discovery of a Material Restatement or Misconduct, the Board may, subject to applicable laws and the terms and conditions of any compensation plans, (i) seek recovery from such officer of the portion of performance-based compensation awarded to the officer during the 24 month period preceding the date on which the Company is required to prepare the accounting restatement (the “Restatement Date”), that is greater than the compensation that the officer would have been awarded had such compensation been calculated on the basis of the restated financial results (the “Attributable Portion”), in the case of incentives based on the Company’s financial performance; and (ii) cancel the Attributable Portion of any unvested equity compensation securities or claw back the Attributable Portion of any vested and unexercised equity compensation securities that are outstanding on the Restatement Date that were awarded to an officer during the 24 month period preceding the Restatement Date and require that the officer repay the Attributable Portion of the after-tax amount of any gain on the exercise or settlement of any equity compensation securities exercised or settled within 12 months from the end of the financial period subject to the financial restatement.

Group Insurance Benefits

A Group Insurance Plan is extended to all officers and all employees of the Company (excluding directors). The plan was adopted to provide security to employees and their dependents pertaining to health and welfare risks. The plan premiums are paid by the Company, and coverage as of December 31, 2020 includes extended health and dental benefits, limited long-term disability insurance, $25,000 of life and critical illness insurance, and an employee assistance plan. Dr. Megaw, as a US resident, does not participate in group insurance benefits.

Risks Related to Compensation Policies and Practices

The Company is a development and exploration stage company and does not yet have any operating assets. Incentive compensation is generally paid in relation to milestones regarding the advancement of projects (drilling success, resource calculations, evaluation and project development activities) which are subject to considerable external review and assessment that is independent of the Company’s NEOs. As such, the Compensation Committee considers that its compensation practices are unlikely to encourage any NEO from taking inappropriate risks.

The Compensation Committee has also reviewed the policies and practices of the Company and believes that such policies and practices include the following characteristics that reduce the likelihood of having a material adverse risk on the Company or excessive risk-taking by employees, including NEOs:

•	The compensation mix has both fixed components (base salary and group insurance benefits) and at-risk components (annual incentive payments and long-term incentives, including equity incentive grants);

•	The Compensation Committee and Board have ultimate authority to determine compensation provided to each of the NEOs;

•	The Compensation Committee, under its charter, has the authority to retain any advisor it deems necessary to fulfill its obligations and has in the past engaged independent compensation consultants on an as needed basis, which have assisted the Compensation Committee in reviewing executive compensation;

•	The annual incentive program for the executive management team, which includes each of the NEOs, is approved by the Board. Individual payouts are based on a combination of both individual and corporate metrics as well as both qualitative and discretionary factors;

•	Equity-based awards are all recommended by the Compensation Committee and approved by the Board; and

•	The Board approves the compensation for all NEOs.

As of the date of this Information Circular, the Compensation Committee has not identified any risks arising from our policies and practices that could encourage a NEO or other employee to take inappropriate or excessive risks.

Hedging of Company Securities

Certain types of trades in securities of the Company by NEOs and directors can raise particular concerns about potential breaches of applicable securities law or that the interests of the persons making the trade are not aligned with those of the Company. Therefore, the Company has specific conditions outlined in its Timely Disclosure, Confidentiality and Insider Trading Policy prohibiting NEOs and directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or director. NEOs and directors are prohibited at any time from, directly or indirectly, undertaking any of the following activities:

•	speculating in securities of the Company, which may include buying with the intention of quickly reselling such securities, or selling securities of the Company with the intention of quickly buying such securities (other than in connection with the acquisition and sale of shares issued under the Company’s Stock Option Plan or any other Company benefit plan or arrangement);

•	short selling a security of the Company or any other arrangement that results in a gain only if the value of the Company’s securities declines in the future;

•	selling a “call option” giving the holder an option to purchase securities of the Company; and

•	buying a “put option” giving the holder an option to sell securities of the Company.

Performance Graph

The following graph compares the cumulative Shareholder return on a $100 investment in Common Shares of the Company to the cumulative Shareholder return for the S&P/TSX Composite Index and for the GDXJ Index, each for the five-year period ended December 31, 2020.

The S&P/TSX Composite Index provides investors with an indicator of market activity for Canadian equity markets and is the primary gauge for Canadian-based, TSX listed companies. The index is designed to offer the representation of a broad benchmark index and includes the securities of companies in a wide variety of industries and is not specific to the mining or silver industry.

The GDXJ is an exchange traded fund (“ETF”) and is compiled of stocks from small and medium-capitalization companies in the gold and/or silver mining industry, more closely resembling the business of the Company. The Company therefore believes tracking its share price against the GDXJ is a more appropriate measure of the relative market performance of the Company.

A NEO Compensation Index has been created and added the graph, allowing the reader to assess changes in total NEO compensation, relative to the analysis of Shareholder returns.

Note: Sourced from Bloomberg. Cumulative total Shareholder return assuming dividend reinvestment

	2015	2016	2017	2018	2019	2020
MAG Silver (1)	100.00	151.28	158.85	102.35	157.01	266.73
S&P/TSX Composite Index (1)	100.00	121.08	132.08	120.34	147.83	156.11
GDXJ (1)	100.00	168.22	169.54	164.03	219.41	281.42
NEO Compensation Index (1)	100.00	86.95	82.72	85.72	108.13	95.04

(1) Assuming an investment of $100 on December 31, 2015, with a MAG share price of $9.77/share, the TSX S&P index at 13,010 and the GDXJ Index at 19.16 with all dividends reinvested, and a 2015 NEO compensation base year total of 4,953,222.

Comparison of Cumulative Total Return

From December 31, 2015 to December 31, 2020, the share price of the Company increased by 166.73%, compared to an increase in the S&P/TSX Composite Index of 56.11% and an increase in the GDXJ Index of 181.42% during the corresponding five-year period. During this period in which the Company outperformed the S&P/TSX Composite Index but slightly underperformed the GDXJ, the aggregate compensation of all individuals acting as NEOs decreased by 4.96%. The small decrease in aggregate compensation for all NEOs over the five-year period can be attributed to one less NEO in 2020 (four NEOs) compared to 2015 (five NEOs). The decrease was partially offset by increased compensation to other NEOs, as the Company transitioned from exploration to a development and preproduction stage company (Juanicipio development began in 2013, with a formal Juanicipio Production Development Decision made in 2019, and initial underground mine production in mid-2020).

The NEO compensation is not solely correlated with share price market performance. In determining overall compensation, the Compensation Committee also considers numerous factors outside the control of the Company that can affect the Company’s share price (commodity prices, threats to global economic stability and growth, etc.). In addition, the Company’s joint venture partner, Fresnillo, is the operator of the Company’s 44% interest in the Juanicipio Project and the Company is reliant on them to a large extent to advance the project in a timely and efficient fashion.

The Company’s primary asset, its 44% interest in the Juanicipio Project, has been significantly advanced in the last five years and significant net asset value has been created, which correlates to increased Shareholder returns.

Compensation Governance

Compensation Committee – Members and Skills

The Company’s Compensation Committee consists of three independent directors. As at December 31, 2020, the members of the Compensation Committee were Derek White (Chair), Jill Leversage and Richard Clark. Richard Clark resigned from the Board on March 31, 2021, and thus the Compensation Committee was reconstituted at that time. The current members of the Compensation Committee are Derek White (Chair), Jill Leversage and Tim Baker. Mr. White will not be seeking re-election at this Meeting and, as such, the Compensation Committee will be reconstituted immediately after the Meeting. As discussed above under the heading Compensation Discussion and Analysis, the Compensation Committee is charged with implementing an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company’s executive officers. In 2020, the Compensation Committee held two meetings, both of which had full attendance. In connection with its mandate, the Compensation Committee keeps the Board apprised of its work by providing regular updates at the Company’s Board meetings.

The members of the Compensation Committee have a range of skills and experience which the Company believes provides the expertise necessary to oversee the Company’s executive compensation structure. In addition, the Compensation Committee obtains input from independent outside compensation consultants when necessary. The relevant experience of the current Compensation Committee members is summarized below.

Derek White (1)

•    Mr. White is President and CEO of Ascot Resources Ltd. Currently Mr. White is also a director of Orca Gold Inc. Formerly Mr. White was a Principal of Traxys Capital Partners, prior to that President, Chief Executive Officer and a director of KGHM International Ltd., and a director of Magellan Minerals Limited.

•   In his capacity as a senior executive and a director, Mr. White is involved with the compensation matters of Ascot Resources Ltd., serves as a member of the Compensation Committee of Orca Gold Inc., formally served on the Compensation Committee of Magellan Minerals Limited and was formerly involved with international compensation matters of the KGHM group of companies. He has had past tenures serving on the Compensation Committees of Oro Silver Resources Ltd. and Laurentian Goldfields Limited.

Tim Baker

•    Mr. Baker has substantial experience in operating international mines and projects, most recently as Executive Vice President and Chief Operating Officer of Kinross Gold. Mr. Baker is currently Chair of Golden Star Resources, a director of Sherritt International Corp. and serves on the Triple Flag Precious Metals Corp. Advisory Board. Mr. Baker has previously been a director on the boards of Augusta Resources Corp., Antofagasta PLC, Eldorado Gold Corp., Rye Patch Gold (later Alio Gold) and Pacific Rim Mining Corp.

•    In his capacity as a director, Mr. Baker currently serves on the Compensation Committee of Sherritt International Corp. and has served on a number of other Compensation Committees, including Antofagasta PLC, where he served as Chair of the Compensation Committee for eight years.

Richard Clark (2)

•   Mr. Clark is currently CEO and a director of Orca Gold Inc., and has also been a senior executive with the Lundin Group of Companies for the past 18 years. Mr. Clark has served as a director of several other public companies: RB Energy Inc. (formerly Sirocco Mining Inc.), Lucara Diamond Corp., Red Back Mining Inc., Kinross Gold Corporation, Fortuna Silver Mines Inc., Corriente Resources Inc., Minera Andes Inc., Sanu Resources Ltd., and Sunridge Gold Corp.

•    In his capacity as a director, Mr. Clark has served on the Compensation Committees of numerous companies, including most recently Orca Gold Inc. and Lucara Diamond Corp.

Jill Leversage

•    Ms. Leversage has over 30 years of experience in the financial advisory and services sector. She began her finance career at Burns Fry Ltd. and has held senior level positions at both RBC Capital Markets and TD Securities. Ms. Leversage currently serves on a number of public and government related boards including Aurinia Pharmaceuticals Inc., RE Royalties Ltd., Insurance Corporation of BC, CMAIO and the Vancouver Airport Authority.

•    In her capacity as a director, Ms. Leversage currently serves on the Compensation Committee of RE Royalties Ltd. and has an oversight role at Aurinia Pharmaceuticals Inc. for the valuation of the share compensation component of management’s compensation. As Chair of the Board of CMAIO, Ms. Leversage is involved with the development of KPIs and ratings for the CEO and his management team.

(1) Mr. White will not be seeking re-election at this Meeting and, as such, the Compensation Committee will be reconstituted immediately after the Meeting.

(2) Mr. Clark resigned as a director of the Company on March 31, 2021; however, his relevant experience has been included above because he served on the Company’s Compensation Committee throughout 2020.

Policies and Practices Used to Determine Executive and Board Compensation

The Company’s policies and practices for establishing compensation levels for executive officers have been described in the Statement of Executive Compensation section commencing on Page 12 of this Information Circular.

The Compensation Committee determines director compensation with reference to Board compensation of comparably sized Canadian companies – see the discussion on Director Compensation commencing on Page 38 of this Information Circular.

Responsibilities, Powers and Operation of the Compensation Committee

The Board has established a Compensation Committee for the purpose of providing the Board with recommendations relating to the form and amounts of all compensation and benefits for directors and executive officers, succession plans for executive officers (in the case of the CEO, in conjunction with the Governance and Nominating Committee), and human resources policies for executive officers.

In fulfilling its responsibilities, the Compensation Committee is required, among other things, to: (a) review and recommend to the Board the general compensation philosophy and guidelines for all directors and executive officers; (b) review and recommend any amendments to the Company’s equity related plans; (c) review and recommend to the Board all grants and awards made under all the Company’s equity related plans including: the Stock Option Plan, Share Unit Plan, and the DSU Plan; (c) review and recommend to the Board all other executive compensation matters; (d) establish compensation and recruitment policies and practices for the Company’s executive officers; (e) administer the Company’s Stock Option Plan and the Share Unit Plan; (f) consider requests for the retention of outside advisors and experts (including compensation consultants and legal counsel); and (g) review compensation disclosure in public documents, including the compensation discussion and analysis included herein, in accordance with applicable rules and regulations.

The CEO may be asked to attend the Compensation Committee’s deliberations regarding NEOs other than himself; however, he does not participate in votes related to NEO compensation.

Executive Compensation Consultant

The Compensation Committee periodically engages (typically every other year) an independent executive compensation consulting firm specializing in executive and Board compensation reviews, strategic short and long-term incentive design, executive retention issues and compensation and executive contract issues surrounding mergers and acquisitions. The independent compensation firm that has been regularly engaged since 2010, has been Lane Caputo. When engaged, their mandate has been to assist the Compensation Committee by providing a review of the compensation arrangements for the Company’s executive management team and independent directors and recommending changes (if any) to various pay elements and/or strategies to ensure alignment with current market practices. Lane Caputo has also provided the Compensation Committee with benchmarking analysis of the Company’s compensation practices as compared to a peer group of companies in the same industry, and of similar size and stage of development (see Comparator Group above under Compensation Discussion and Analysis).

The Compensation Committee considers the information provided by Lane Caputo, among other factors, when making recommendations to the Board for approval.

Fees for Executive Compensation Analysis

The following table summarizes the executive compensation consulting and other fees charged by Lane Caputo for its services during 2020 and 2019.

Service Provided	Fiscal Year 2020	Fiscal Year 2019
Compensation Reports	$36,000	Nil
Other services	Nil	$15,814

The Compensation Committee is required to pre-approve any non-compensation related work by Lane Caputo. Although management may liaise with Lane Caputo to provide information on the Company’s compensation specifics, Lane Caputo reports directly to the Compensation Committee in all engagements undertaken.

Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs of the Company during the three most recently completed financial years.

NEO Name and Principal Position	Year	Salary ($)	Share-based awards(1) ($)	Option-based awards(2)(3) ($)	Non-Equity Incentive Plan compensation Annual incentive plans(4) ($)	All other compensation ($)	Total compensation ($)
(a)	(b)	(c)	(d)	(e)	(f1)	(h)	(i)
George Paspalas CEO	2020	595,500	375,000	375,000	619,320	Nil	1,964,820
	2019	578,000	617,137	375,000	604,000	Nil	2,174,137
	2018	561,000	269,397	375,000	519,000	Nil	1,724,397
Larry Taddei CFO	2020	309,000	250,000	250,000	147,548	Nil	956,548
	2019	300,000	341,068	220,000	162,000	Nil	1,023,068
	2018	275,400	147,269	205,000	125,000	Nil	752,669
Peter Megaw CXO (5)	2020	432,036 (5)	325,000	325,000	235,474 (5)	Nil	1,317,510
	2019	353,400 (5)	446,068	325,000	200,000 (5)	Nil	1,324,468
	2018	385,961 (5)	233,474	325,000	173,000 (5)	Nil	1,117,435
Michael Curlook VP Investor Relations	2020	211,500	85,000	85,000	87,138	Nil	468,638
	2019	205,000	120,356	80,000	85,000	Nil	490,356
	2018	195,000	57,467	80,000	62,000	Nil	394,467

(1)	Share based awards consist of RSUs and PSUs granted under the Company’s Equity Incentive Plans as described above under Long-Term Compensation, with the grant date ‘fair value’ determined using the fair market value of the Common Shares on the date of grant. The share price on the date of grant is the best fair value estimate available for these grants.
(2)	The grant date ‘fair value’ of Options has been determined using the Black-Scholes-Merton model. This value is the same as the fair value established in accordance with IFRS and was determined using various assumptions including share price volatility on the grant date taking into account an expected life of the option of three years based on historical life expectancies, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada. The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.

(3)	All Options are granted with an exercise price equal to the Market Price of the Company’s Common Shares on the date of grant. Accordingly, the above values shown for these Option grants reflects the theoretical fair value of the Options at the time of the grant (based on the Black-Scholes-Merton option pricing model noted in (2) above), and do not represent the in-the-money value at the time of grant (which would be NIL).
(4)	The dollar amounts under the Non-Equity Incentive Plan Compensation - Annual Incentive Plans column represent cash bonus payments made prior to December 31 of the noted fiscal year, for non-Equity Incentive Plan compensation earned by the NEO in the same fiscal year (as more fully described on page 18 under Incentive Compensation and Measurements of Performance above).
(5)	Dr. Megaw is remunerated in US$ through IMDEX Inc., a company in which he is a principal, under the FSA as described above under CXO Daily Rate. Dr. Megaw (through IMDEX), was paid consulting fees as CXO of US$320,450 in 2020 (US$268,100 in 2019 and US$292,950 in 2018) converted to Canadian dollars at an average rate of 1.3482 in 2020 (1.3182 in 2019 and 1.3175 in 2018), and a bonus of US$183,849 (US$151,500 in 2019 and US$131,150 in 2018) converted to Canadian dollars at a rate of 1.2808 in 2020 (1.3201 in 2019 and 1.3191 in 2018). The conversion rates to Canadian dollars represent exchange rates approximating the rate in effect when the fees were paid.

The Company has calculated the “grant date fair value” amounts for Options in column (e) using the Black-Scholes-Merton model, a mathematical valuation model as described in note (2) above. Calculating the value of Options using this methodology is very different from a simple “in-the-money” value calculation. For example, Options that are well out-of-the-money, may still have had a significant “grant date fair value” based on a Black-Scholes-Merton valuation, especially where, as in the case of the Company, the price of the share underlying Option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money Option value calculation. The value of the in-the-money Options currently held by each NEO as at the end of the current financial year, is set forth in column (e) of the Outstanding Option-Based Awards table below.

CEO Total Direct Compensation - 5-year Review

The following table illustrates the alignment between CEO pay and Shareholder value. The table compares the current value of total direct compensation awarded to the Company’s CEO over the past five years to a comparable measure of the value received by Shareholders over the same period.

Fiscal Year	Total CEO Direct Compensation Awarded (1) ($)	Total Direct Compensation Realized and Realizable at December 31, 2020 (2) ($)	Value on December 31, 2020 as a percentage of value at the time of award (3) (%)	Shareholder Value (4) ($)
2016	1,749,667	1,435,450	82	263
2017	1,687,701	2,086,707	124	167
2018	1,724,397	2,915,184	169	164
2019	2,174,137	3,221,870	148	252
2020	1,964,820	1,875,998	95	174
Average			124	204

(1) Mr. George Paspalas’ was appointed CEO (and Director) of the Company on October 15, 2013. Mr. Paspalas does not receive any additional compensation for his directorship services, and all his compensation is reflected here (including base salary, annual non-equity incentives, and equity grants valued at ‘fair value’ as at date of grant).

(2) Includes base salary, annual non-equity incentives, and equity grants (both vested and those currently unvested) valued at market value as at December 31, 2020 for equity instruments still held, and the realized value if previously realized.

(3) Value of total CEO direct compensation measured on December 31, 2020 as a percentage of his total direct compensation as intended in the year of the award.

(4) Cumulative value as at December 31, 2020 of $100 invested in shares on January 1 in the award year, including dividends reinvested, if any.

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets out, for each NEO, the Option-based and share-based awards outstanding as at December 31, 2020 and their market value as of the same date. Unless otherwise noted, the Option-based awards were fully vested as at December 31, 2020.

•	Option-based award value is calculated based on the difference between the market value of the securities underlying the instruments at the end of the year and the exercise price of the Option.

•	Share-based award value is calculated based on the closing price at December 31, 2020.

•	The closing price of the Company’s shares on the TSX on December 31, 2020 was $26.06.

	Option-based Awards				Share-based Awards (5)
Name (a)	Number of securities underlying unexercised Options (#) (b)	Option exercise price ($) (c)	Option expiration date (m/d/year) (d)	Value of unexercised in-the-money Options ($) (e)	Number of shares or units of shares that have not vested (6) (#) (f)	Market or payout value of share-based awards that have not vested ($) (g)	Market or payout value of vested share-based awards not paid out or distributed ($) (h)
George Paspalas	88,028 (1)	13.46	04/12/2024	1,109,153	86,442	2,252,679	1,039,429
	87,209 (2)	14.98	02/26/2025	966,276	n/a	n/a	n/a
	46,353 (3)	21.57	12/08/2025	208,125	n/a	n/a	n/a
Larry Taddei	16,041 (4)	13.46	04/12/2024	202,117	49,588	1,292,263	70,414
	51,162 (2)	14.98	02/26/2025	566,875	n/a	n/a	n/a
	30,902 (3)	21.57	12/08/2025	138,750	n/a	n/a	n/a
Peter Megaw	55,555	17.55	12/06/2021	472,773	68,989	1,797,853	202,147
	68,421	13.91	12/5/2022	831,315	n/a	n/a	n/a
	76,291 (1)	13.46	04/12/24	961,267	n/a	n/a	n/a
	75,581 (2)	14.98	02/26/2025	837,437	n/a	n/a	n/a
	40,173 (3)	21.57	12/08/2025	180,377	n/a	n/a	n/a
Michael Curlook	16,842	13.91	12/5/2022	204,630	17,917	466,917	49,722
	18,779 (1)	13.46	04/12/24	236,615	n/a	n/a	n/a
	18,604 (2)	14.98	02/26/2025	206,132	n/a	n/a	n/a
	10,506 (3)	21.57	12/08/2025	47,172	n/a	n/a	n/a
(1)	Options are 2/3 vested as at December 31, 2020, and 1/3 vesting on December 31, 2021
(2)	Unvested at December 31, 2020. Options vest 1/3 on February 26, 2021, 1/3 on February 26, 2022 and 1/3 on February 26, 2023.
(3)	Unvested at December 31, 2020. Options vest 1/3 on December 8, 2021, 1/3 on December 8, 2022 and 1/3 on December 8, 2023.
(4)	Vest December 31, 2021
(5)	Share-based awards to NEOs in table above included RSUs, PSUs and prior to 2017, DSUs.
(6)	PSUs vest in 3 years from date of grant, and a portion of the number PSUs to vest is subject to a Market Price performance factor measured over a three-year performance period from grant date, resulting in a possible PSU vesting range from 0% to 200%. For the calculations above, an assumption of 100% PSU vesting has been used.

Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ended December 31, 2020. The value of the Option-based awards vested during the year in the table below is the difference between the closing price of a Common Share of the Company on the TSX at the close of the particular 2020 vesting date and the exercise price of the Option. The value of the share unit-based awards vested during the year in the table below is the closing price of a Common Share of the Company on the TSX as at the 2020 vesting date. The non-Equity Incentive Plan compensation earned during the year in the table below represents the NEOs 2020 annual incentive paid (as discussed above in the Compensation Discussion and Analysis) in December 2020.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-Equity Incentive Plan compensation – Value earned during the year ($)
George Paspalas	1,315,457	103,478	619,320
Larry Taddei	719,112	56,553	147,548
Peter Megaw	1,140,065	89,685	235,474 (1)
Michael Curlook	280,628	22,060	87,138

(1) Dr. Megaw is remunerated under the FSA as described above and his CXO bonus was paid as US$183,849 through IMDEX Inc., a Company in which Dr. Megaw is a principal.

Employment Agreements

Each of Messrs. Paspalas and Curlook entered into employment agreements dated October 15, 2013, and March 4, 2013, respectively. Mr. Taddei entered into an employment agreement with the Company dated June 22, 2010. Further amending agreements were executed for Mr. Taddei effective August 1, 2011, providing for amendments to the entitlements of the NEO upon a dismissal without cause. Such employment agreements, including all amendments thereto, are collectively referred to in this Information Circular as the “Employment Agreements”. Dr. Megaw’s services do not fall under an Employment Agreement but are rather contracted under the terms of an FSA between the Company and IMDEX (see Interest of Informed Persons in Material Transactions below).

The Employment Agreements prescribe the terms of employment for each of Messrs. Paspalas, Taddei and Curlook, and set out their base salary and eligibility for incentive-based awards (annual discretionary bonus and equity incentive grants).

The annual salary of each of Messrs. Paspalas, Taddei and Curlook are reviewed annually in the manner consistent with the Compensation Discussion and Analysis above. The payment of bonuses and the grants made under incentive equity plans are at the discretion of the Board and are determined in accordance with the methodology described in the Compensation Discussion and Analysis above. Dr. Megaw’s consulting terms under the FSA are reviewed and renewed annually, and any bonuses and grants made under incentive equity plans are fully at the discretion of the Board, although he is provided a bonus target as described above in the Compensation Discussion and Analysis above.

Subject to the Company’s obligations described below under Termination and Change of Control Benefits, the Employment Agreements of Messrs. Paspalas, Taddei and Curlook may be terminated by the Company for cause at any time by notice in writing without giving reasonable notice or compensation in lieu of notice. Each of Messrs. Paspalas, Taddei and Curlook may terminate their respective employment with the Company at any time by giving written notice as defined in their respective Employment Agreements (see Resignation or Retirement below); however, upon receipt of such notice, the Company may elect to terminate their respective employment at any time during the notice period. As discussed below under Termination and Change of Control Benefits, each of Messrs. Paspalas, Taddei and Curlook have certain entitlements in the event of a Change of Control (as defined below) of the Company. With respect to Dr. Megaw, the FSA does not include Termination and Change of Control Benefits.

Senior Management Share Ownership Requirement

In an effort to align the interests of the NEOs with those of Shareholders, the Company has adopted a Share ownership policy (the “Share Ownership Policy”) outlining a minimum share ownership requirement for the CEO, CFO and CXO (and VP Operations should that role be occupied), pursuant to which they are required to own Common Shares or equity linked securities other than Options (collectively “MAG Securities”) having a value established by the Board. The Share Ownership Policy is reviewed annually, and changes made as required. The minimum share ownership requirements under the current Share Ownership Policy are: (i) for the CEO, a value equivalent to three times annual base salary; (ii) for the CFO (and VP Operations should that role be occupied), a value equivalent to one times annual base salary; and (iii) for the CXO, a value equivalent to one times his prior years’ billings for consulting services. With the policy adopted, identified executives must achieve this ownership threshold within three years from the date the individual became an officer. Ownership thresholds are calculated based on the current Market Price of the MAG Securities as at the date of determination. If a participant, subject to this policy, has met the minimum equity holding requirement as set out herein but subsequently fails to meet such requirement solely as a result in a decline in the Market Price of the Company’s securities, then such participant shall have a period of 12 months to regain compliance with the policy.

Each individual is required to maintain their minimum ownership level throughout his term as an officer.

Under the share ownership requirements and terms as described above, the following table outlines the NEOs standing relative to the requirement as of the date of this Information Circular.

Share Ownership Position and Requirement of certain Executive Officers as at May 12, 2021:

Name	Type of Eligible Securities	Number of Eligible MAG Securities (1) (#)	Value of Holdings (2) ($)	Base Salary as at Dec 31, 2020 ($)	Minimum Equity Holding (“MEH”) ($)	MEH Met & Multiple of Base Salary
George Paspalas, CEO	Common Shares	174,085	4,007,437
	DSU	39,886	918,176
	RSU	16,164	372,095
	PSU	70,278	1,617,800
	Total	300,413	6,915,507	595,500	1,786,500	Yes & 11.6x
Larry Taddei, CFO	Common Shares	50,854	1,170,659
	DSU	Nil	Nil
	RSU	8,082	186,048
	PSU	44,208	1,017,668
	Total	103,144	2,374,375	309,000	309,000	Yes & 7.7x
Peter Megaw, CXO	Common Shares	375,000	8,632,500
	DSU	Nil	Nil
	RSU	8,082	186,048
	PSU	68,664	1,580,645
	Total	451,746	10,399,193	432,036 (3)	432,036	Yes & 20.0x
(1)	Eligible MAG Securities includes number of Common Shares, RSUs, PSUs and DSUs held by the NEO as at May 12, 2021.
(2)	Value of holdings is based on the total number of eligible securities held multiplied by the price per Common Share on the TSX as at market close on May 12, 2021 of $23.02.
(3)	Based on 2020 Canadian dollar equivalent consulting fees earned.

Termination and Change of Control Benefits

Pursuant to the Employment Agreements entered into by the Company with each NEO and the FSA entered into by the CXO, the Company is required to make certain payments upon termination (whether voluntary, involuntary, or constructive), resignation, retirement or in certain circumstances following a Change of Control, as applicable. An estimate of the amount of these payments, assuming that the triggering event giving rise to such payments occurred on December 31, 2020, is set out in the table below and is more fully described in the section that follows.

	Triggering Event – December 31, 2020
NEO	Resignation or Retirement $	Termination For Cause $	Termination Without Cause $	Change of Control $
George Paspalas	Nil	Nil	2,382,000	2,382,000
Larry Taddei	Nil	Nil	625,000	471,000
Peter Megaw (1)	Nil	Nil	Nil	Nil
Michael Curlook	Nil	Nil	261,250	296,500
(1)	Dr. Megaw’s services are encompassed under a Field Services Agreement between the Company and IMDEX (see Interest of Informed Persons in Material Transactions below) which does not include Termination and Change of Control Benefits.

Resignation or Retirement

Mr. Paspalas is entitled to resign at any time by giving the Company at least 90 days’ prior notice (which the Company may shorten or waive entirely). In the event Mr. Paspalas resigns, the Company is required to pay a lump sum payment equal to his unpaid annual base salary and vacation pay up to and including the last day of the notice period. As well, he would be entitled to receive his benefits to the last day of the notice period.

Messrs. Taddei and Curlook are entitled to resign at any time by giving the Company at least 60 and 30 days’ prior notice, respectively (which the Company may shorten or waive entirely). In the event Messrs. Taddei or Curlook resigns, the Company is required to pay a lump sum payment equal to: (a) his unpaid annual base salary and vacation pay to and including the last day of the notice period; and (b) an amount equal to the annual bonus paid to such person in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which such NEO resigns and the last day of the notice period and the denominator of which is 365. Such resigning NEO is also entitled to receive his benefits to the last day of the notice period. Because 2020 bonuses were already paid as of December 31, 2020, there would have been no additional requirement on the part of the Company to pay a 2020 bonus upon the resignation of either Messrs. Taddei or Curlook on December 31, 2020.

In the event that Messrs. Paspalas, Taddei or Curlook either retire or die, the retiring or deceased NEO, as applicable, or the named beneficiary, is entitled to receive an amount equal to such NEO’s unpaid annual base salary and vacation pay to the date of termination of employment plus an amount determined by the Company’s Board of directors, in its sole discretion, having regard for the amount of bonus such NEO would reasonably be expected to have earned for that year to the date of termination of employment.

There are no payment obligations owing to Dr. Megaw by the Company, under any form of termination under the FSA.

Termination for Cause

Upon termination of employment of Messrs. Paspalas, Taddei or Curlook, for cause, the Company is not required to make any payments to such NEO, other than for his annual base salary, benefits and vacation pay earned up to the date of termination.

There are no payment obligations owing to Dr. Megaw by the Company, under any form of termination under the FSA.

Termination Without Cause

Upon termination of Mr. Paspalas without cause, the Company is required to pay him a lump sum payment equal to the sum of: (a) his unpaid annual base salary and vacation pay to the date of termination; and (b) an amount equal to two times the sum of (i) his annual base salary and (ii) the target bonus for the year. Additionally, Mr. Paspalas would continue to receive the benefits he was entitled to immediately prior to the date of termination for the period equal to the lesser of three months or such time as the NEO obtains comparable benefits from another source.

Upon termination without cause of Messrs. Taddei and Curlook, the Company is required to pay to each NEO a lump sum payment equal to the sum of: (a) his unpaid annual base salary and vacation pay to the date of termination; (b) an amount equal to the annual bonus paid to such NEO in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which such NEO is terminated and the date of termination and the denominator of which is 365 (assuming the bonus for the current year has not been paid); and (c)(i) nine months of his annual base salary, plus one additional month for each full year of service to a maximum of 18 months in the case of Mr. Taddei; and (c)(ii) three months of his annual base salary, plus one additional month for each full year of service to a maximum of 18 months in the case of Mr. Curlook. Additionally, the NEO would continue to receive the benefits he was entitled to immediately prior to the date of termination for the period equal to the lesser of three months or such time as the NEO obtains comparable benefits from another source.

There are no payment obligations owing to Dr. Megaw by the Company, under any form of termination under the FSA.

Change of Control / Change of Responsibilities

For purposes of the Employment Agreements of Messrs. Paspalas, Taddei and Curlook, a “Change of Control” includes the acquisition by a person of 50% or more of the Common Shares of the Company; certain transactions (e.g., reorganization, merger, amalgamation, plan of arrangement, consolidation or sale of all or substantially all of the Company’s assets) that result in a person owning more than 50% of the Common Shares of the Company or the reorganized entity; a Shareholder approved liquidation or dissolution of the Company; and the individuals comprising the Board ceasing to constitute at least a majority of the Company’s Board (provided, however, that any subsequent directors whose election is approved by a vote of at least two-thirds of the directors then comprising the incumbent Board shall be considered as though such individuals were members of the incumbent Board unless assumptions of office occurred as a result of a proxy contest).

The Company recognizes the valuable services that the NEOs provide to the Company and the importance of the continued focus of the NEOs in the event of a possible Change of Control (as defined above). Because a Change of Control could give rise to the possibility that the employment of a NEO would be terminated without cause or adversely modified, the Board determined that it would be in the best interests of the Company to ensure that any distraction or anxiety associated with a possible Change of Control be alleviated by ensuring that, in the event of a Change of Control, each NEO would have the following guaranteed rights.

In the event that Mr. Paspalas’ employment is terminated by the Company within six months of a Change of Control of the Company (other than for cause, permanent disability, death or retirement) or Mr. Paspalas terminates his employment within six months of a Change of Control of the Company for good reason (generally being a material adverse change in terms of employment), the Company must pay Mr. Paspalas (i) any unpaid annual base salary for the period to and including the date of termination, and (ii) an amount equal to two times the sum of (X) his annual base salary then in effect and (Y) the target bonus for the year.

In the event that Messrs. Taddei’s or Curlook’s employment is terminated by the Company within three months of a Change of Control of the Company (other than for cause, permanent disability, death or retirement) or in the case that Messrs. Taddei or Curlook employment is terminated by one of them within three months of a Change of Control of the Company, the Company must pay that NEO any unpaid annual base salary and vacation for the period up to and including the date of termination, and an amount equal to the sum of the NEOs annual base salary in affect for that fiscal year, plus the annual bonus paid to such NEO for the previously completed fiscal year.

Each of Messrs. Paspalas, Taddei and Curlook is entitled, following a Change of Control and termination of employment, to have any Options, rights or other entitlements for the purchase or acquisition of securities in the capital of the Company that he holds, become immediately fully vested on the date of termination and any unexercised portion of such Options or other securities will thereafter be exercisable by him for up to 90 days after the date of termination. These NEOs will also be entitled to ongoing benefits until the earlier of three months after the date of termination, the NEOs normal retirement date and the NEOs commencement of full-time employment with a new employer.

There are no payment obligations owing to Dr. Megaw by the Company, under any form of termination under the FSA, including under a Change of Control as defined above.

Pension Plan Benefits

The Company does not provide any pension benefits and does not have a pension plan.

Director Compensation

No additional compensation is paid to Mr. Paspalas, the Company’s CEO, in consideration for his services as a director of the Company. All compensation paid to Mr. Paspalas in the course of the year, has been reflected above in the Summary Compensation Table for NEOs.

The following table describes director compensation for non-executive directors for the year ended December 31, 2020.

Name	Cash Fees Earned (1) ($)	Option-based awards ($)	Share-based awards ($)	Share-based Fees(2) ($)	All other compensation ($)(3)	Total compensation ($)
Peter Barnes (4)	129,500	-	150,000	-	Nil	279,500
Richard Clark	Nil (2)	-	150,000	89,333	Nil	239,333
Jill Leversage	95,380	-	150,000	-	Nil	245,380
Selma Lussenburg (5)	72,482	-	300,000	-	Nil	372,482
Daniel MacInnis	75,833	-	150,000	-	Nil	225,833
Jonathan Rubenstein (6)	36,167(2)	-	n/a	35,000	Nil	71,167
Derek White	82,500	-	150,000	-	Nil	232,500

(1)	The table outlines the compensation paid for Board and committee retainer fees and meeting fees as per the Schedule of Director Fees below. Committee positions for each director nominee are outlined in the table found under the heading Election of Directors above.

(2)	Under the Shareholder approved DSU Plan, directors may elect to have all, or a portion of director and committee retainers and meeting fees paid in DSUs. Messrs. Rubenstein and Clark made the election to receive all or portion of their 2020 retainer and director fees in DSUs.

(3)	All other compensation includes travel fees to attend meetings and per diem oversight work as directed by the Board.
(4)	Mr. Barnes was appointed as Board Chair on June 18, 2020.
(5)	Ms. Lussenburg was appointed as a director on February 1, 2020. Included in her share based awards, is a onetime $150,000 DSU grant made as an incentive to join the Board in accordance with the Deferred Share Unit Plan.
(6)	Mr. Rubenstein cased to be a director on June 18, 2020.

Equity-Based Awards to Directors

The following table sets out for each non-executive director, the incentive equity-based awards, specifically DSUs (share-based awards), outstanding as of December 31, 2020 with their market value as of the same date. These equity-based awards were all fully vested as at December 31, 2020. The closing price of the Company’s shares on the TSX on December 31, 2020 was $26.06.

	Option Based Awards				Share-based Awards (DSUs)
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)	Number of share or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Peter Barnes	Nil	n/a	n/a	-	Nil	Nil	2,080,969
Richard Clark	Nil	n/a	n/a	-	Nil	Nil	2,952,624
Jill Leversage	Nil	n/a	n/a	-	Nil	Nil	2,718,527
Selma Lussenburg (1)	Nil	n/a	n/a	-	Nil	Nil	498,710
Daniel MacInnis	Nil	n/a	n/a	-	Nil	Nil	2,080,969
Jonathan Rubenstein (2)	Nil	n/a	n/a	n/a	n/a	n/a	n/a
Derek White	Nil	n/a	n/a	-	Nil	Nil	2,248,848

(1) Ms. Lussenburg was appointed as a director on February 1, 2020.

(2) Mr. Rubenstein ceased to be a director on June 18, 2020.

Schedule of Director Fees

The fees payable to the directors of the Company for their service as directors and as members of committees of the Board at December 31, 2020 were as follows:

Board or Committee Name	Chair Annual Retainer(1) ($)	Member Annual Retainer (1) ($)	Meeting Stipend(2) ($)	Per diem fees(3) ($)
Board of Directors	140,000	55,000	n/a	1,000/day
Audit Committee	15,000	12,500	n/a	1,000/day
Compensation Committee	15,000	12,500	n/a	1,000/day
Governance and Nomination Committee	15,000	12,500	n/a	1,000/day
Health, Safety, Environment and Community Committee	15,000	12,500	n/a	1,000/day
Disclosure Committee	n/a (4)	5,000	n/a	n/a
(1)	Under the terms of the Company’s DSU Plan, a director may elect to receive all or a portion of the annual retainer or meeting fees in the form of DSUs, paid quarterly and in arrears.
(2)	Meeting fees are incorporated in the annual retainer fees – no additional meeting fees are paid.
(3)	Per diem fees are to cover work commitments for director services that generally go beyond that typically required of a director and require a significant time commitment outside meeting preparation time and the attendance at meetings.
(4)	Chair of the Disclosure Committee is George Paspalas, NEO. Mr. Paspalas is not paid additional fees for his services as Chair of the Disclosure Committee.

Director – Change of Control

The directors are not eligible for any Change of Control payments or other related benefits.

Value Vested or Earned During the Year

The following table sets forth, for each non-executive director of the Company, the value of all incentive plan awards vested or earned during the year ended December 31, 2020. The value of the Option-based awards vested during the year in the table below is the difference between the closing price of a Common Share of the Company on the TSX at the close of the particular 2020 vesting date and the exercise price of the Option. The value of the share unit-based awards (DSUs) vested during the year in the table below is the closing price of a Common Share of the Company on the TSX at the close on the 2020 vesting date. DSUs vest immediately upon grant date due to the long-term incentive plan nature of the DSU Plan which entitles directors to exercise DSUs only upon retirement (or non-election) from the Board.

Name	Option-based awards – Value Vested during the year(1) ($)	Share Unit-based awards – Value Vested during the year ($)
Peter Barnes	Nil	150,000
Richard Clark	Nil	239,333 (2)
Jill Leversage	Nil	150,000
Selma Lussenburg (3)	Nil	300,000 (3)
Daniel MacInnis	Nil	150,000
Jonathan Rubenstein (4)	Nil	35,000 (2)
Derek White	Nil	150,000

(1)	Directors no longer receive Option-based-awards for their services.
(2)	Share-based awards consist of DSUs granted under the Shareholder approved DSU Plan. Under the plan, directors may elect to have all, or a portion of director and committee retainers paid in DSUs. Messrs. Rubenstein ($35,000) and Clark ($89,333) made the election to receive all or portion (as noted in parentheses) of their 2020 retainer and director fees in DSUs, and those amounts are included in the above table.
(3)	Ms. Lussenburg was appointed as a director on February 1, 2020. Included in her share based awards, is a onetime $150,000 DSU grant made as an incentive to join the Board in accordance with the Deferred Share Unit Plan.
(4)	Mr. Rubenstein ceased to be a director on June 18, 2020.

Director Share Ownership Requirement

In an effort to align the interests of the Board with those of Shareholders, a Share Ownership Policy outlining minimum share ownership requirements was adopted in 2013 for directors, under which directors are required to own MAG Securities having a value established by the Board. As amended in late 2016, the minimum MAG Securities ownership requirement for all non-executive directors is now equivalent to three times the annual retainer (including any DSUs granted). Any newly appointed or elected directors of the Company are required to achieve the minimum thresholds within three years from the date of becoming a director. If the ownership value requirement is increased, directors have two years to reach the new ownership requirement. Ownership thresholds are now calculated based on the current Market Price of the MAG Securities as at the date of determination. If a participant, subject to this policy, has met the minimum equity holding requirement as set out herein but subsequently fails to meet such requirement solely as a result in a decline in the Market Price of the company’s securities, then such participant shall have a period of 12 months to regain compliance with the policy.

Each director is required to maintain his or her minimum ownership level throughout his or her tenure as a director. Under the share ownership requirements and terms as described above, the following table outlines the directors’ standings relative to the requirement, as of the date of this Information Circular.

Share Ownership Position and Requirement of Non-Executive Directors standing for election, as of May 12, 2021:

Name(1)	Number of Eligible MAG Securities (2)	Value of Holdings (3) ($)	Minimum Equity Holding (“MEH”) ($)	MEH Met & Multiple of Cash Fees and Share- Based Awards
Peter Barnes	187,876	4,324,905	838,500	Yes & 15.5x
Tim Baker (4)	7,549	173,777	N/A (4)	N/A (4)
Jill Leversage	118,618	2,730,586	736,140	Yes & 11.1x
Selma Lussenburg (5)	21,137	486,573	N/A (5)	N/A (5)
Daniel MacInnis	312,341	7,190,089	677,499	Yes & 31.8x
Susan Mathieu (6)	5,926	136,416	N/A (6)	N/A (6)
(1)	Mr. Paspalas’ shareholdings appear in the NEO section above.
(2)	Includes Common Shares and DSUs held by the director as at May 12, 2021.
(3)	Value of holdings is based on the total number of eligible securities held multiplied by the price per Common Share on the TSX as at market close on May 12, 2021 of $23.02.
(4)	Mr. Baker was appointed to the Board on March 31, 2021 and under the Share Ownership Policy is required to achieve the minimum thresholds withing three years of his appointment, being March 31, 2024.

(5) Ms. Lussenburg was appointed to the Board on February 1, 2020 and under the Share Ownership Policy is required to achieve the minimum thresholds withing three years of her appointment, being February 1, 2023.

(5)	Ms. Mathieu was appointed to the Board on January 13, 2021 and under the Share Ownership Policy is required to achieve the minimum thresholds withing three years of her appointment, being January 13, 2024.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY INCENTIVE PLANS

Equity Compensation Plan Information

The following table sets forth details of the Company’s compensation plan under which equity securities of the Company are authorized for issuance as at the end of the Company’s most recently completed financial year December 31, 2020, at which time there were 94,813,122 shares issued and outstanding:

	Number of securities to be issued upon exercise of outstanding Options, warrants and rights (as a % of issued shares)	Weighted-average exercise price of outstanding Options, warrants and rights	Number of securities remaining available for future issuance under Equity Incentive Plans (excluding securities reflected in column (a)) (as a % of issued shares)
Security Holder Approved Plans Plan Category	(a)	(b)	(c)
Equity (Stock Option Plan) compensation plans approved by security holders(1)	1,018,067 (1.07%)	$16.07	2,300,392 (2.43%)
Equity (Share Unit Plan) compensation plans approved by security holders (2)	295,005 (0.31%)	n/a	1,127,191 (1.19%)
Equity (DSU Plan) compensation plans approved by security holders (3)	569,153 (0.6%)	n/a	378,978 (0.4%)
Total – Security Holder Approved Plans	1,882,225 (1.99%)	n/a	3,806,562 (4) (4.01%)
	Number of securities to be issued upon exercise of outstanding Options, warrants and rights	Weighted-average exercise price of outstanding Options, warrants and rights	Number of securities remaining available for future issuance under Equity Incentive Plans (excluding securities reflected in column (a))
Plans not approved by Security Holders	(a)	(b)	(c)
Equity Incentive Plans not approved by security holders	Nil (-%)	n/a	Nil
Total – all plans including those not approved by security holders	1,882,225 (1.99%)	n/a	3,806,562 (4) (4.01%)
(1)	Effective June 18, 2020, the Shareholders approved the Stock Option Plan. See plan summary below under Equity Incentive Plans.
(2)	Effective June 18, 2020, the Shareholders approved the Share Unit Plan. See plan summary below under Equity Incentive Plans.
(3)	Effective June 18, 2020, the Shareholders approved the DSU Plan. See plan summary below under Equity Incentive Plans.
(4)	As at December 31, 2020, there were 3,806,562 share-based awards available for grant under these combined Share Compensation Arrangements. The maximum number of Common Shares that may be issuable under the three combined plans is set at 6% of the number of issued and outstanding Common Shares on a non-diluted basis, and within that limit, shares issuable under the Stock Option Plan and Share Unit Plan may not exceed 5% combined, with the Share Unit Plan limited to 1.5%. The DSU Plan may not exceed 1.0% of the number of issued and outstanding common shares on a non-diluted basis.

Equity Incentive Plans

In June 2020, the Shareholders approved three Equity Incentive Plans: i) the Stock Option Plan; ii) the Share Unit Plan; and iii) the DSU Plan. The Equity Incentive Plans are designed to encourage share or equity ownership and entrepreneurship on the part of the directors, senior management and other employees. The Stock Option Plan, Share Unit Plan and DSU Plan align the interests of the directors, employees and consultants with Shareholders by linking a component of compensation to the long-term performance of the Company’s Common Shares. Importantly for an exploration and development stage company, the Stock Option Plan, Share Unit Plan and DSU Plan also allow the Company to provide long-term incentive-based compensation without depleting the Company’s cash resources which are needed for ongoing exploration and development activities.

Summary of the Stock Option Plan

Set out below is a summary of the Stock Option Plan.

Background

The Stock Option Plan is designed to encourage share or equity ownership and entrepreneurship on the part of the directors, employees and consultants (“Eligible Person”) of the Company. The Compensation Committee believes that the Stock Option Plan aligns the interests of those persons eligible to participate in the Stock Option Plan with the interests of Shareholders, by linking a component of compensation to the longer-term performance of the Company’s Common Shares. Importantly for an exploration stage company, the Stock Option Plan also allows the Company to provide long-term incentive-based compensation without depleting the Company’s cash resources which are needed for ongoing exploration and development activities.

The Stock Option Plan provides that Options may be granted to any Eligible Person. The Compensation Committee or such other committee of the Board as may be designated by the Board has the authority to administer the Stock Option Plan and to determine, among other things, the vesting period and the exercise period (subject to a maximum term of five years from the date of grant and the Compensation Committee’s discretion in the event that it accelerates vesting for any reason). The Board has the ability to revoke any of the powers conferred on the Compensation Committee under the Stock Option Plan.

As of the date hereof, the maximum number of Common Shares that may be issuable under the Stock Option Plan (including RSUs and PSUs issuable under the Share Until Plan) expressed as a fixed number is 4,741,997 representing 5% of the number of issued and outstanding Common Shares on a non-diluted basis (as of the date hereof, this number is 94,839,944). Common Shares issuable under the Stock Option Plan and Share Unit Plan may not exceed 5% combined, with the Share Unit Plan limited to 1.5%. Currently, there are 1,027,180 Options issued and outstanding under the Stock Option Plan, which underlying Common Shares represent approximately 1.08% of the issued and outstanding common shares of the Company. Thus, the remaining Common Shares available to grant under the Stock Option Plan, less RSUs and PSUs issued and outstanding under the Share Unit Plan of 301,672, is 3,413,145, representing 3.6% of the total issued and outstanding Common Shares of the Company. (See Maximum Number of Common Shares Issuable below for more information).

Maximum Number of Common Shares Issuable

The maximum number of Common Shares that may be issuable under the Stock Option Plan is 5% of the number of issued and outstanding Common Shares on a non-diluted basis at any time, provided that (i) (a) the number of Common Shares issued or issuable under all Share Compensation Arrangements (as defined in the Stock Option Plan) (excluding the DSU Plan) shall not exceed 5% of the number of issued and outstanding Common Shares on a non-diluted basis, and (b) the number of Common Shares issued or issuable under all Share Compensation Arrangements (including the DSU Plan) shall not exceed 6% of the number of issued and outstanding Common Shares on a non-diluted basis; and (ii) the aggregate number of Common Shares issued to insiders within any one-year period, and issuable to insiders at any time under all Share Compensation Arrangements, shall not exceed 10% of the issued and outstanding Common Shares; provided that for the purposes of determining whether the limitation in item (ii) has been met any Options, Common Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Common Shares that are granted or issued in reliance on Section 613(c) of the TSX Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of the Stock Option Plan, be included (and not excluded).

In addition, the equity award value (based on grant date fair value) of any grant of Options to non-employee directors under the Stock Option Plan shall not exceed $100,000 to each non-employee director per year.

Exercise Price

Options may be granted from time to time by the Compensation Committee at an exercise price equal to the Market Price of the Common Shares at the time the Option is granted. “Market Price” means:

(a)	if the Common Shares are listed on one organized trading facility, the closing trading price of the common shares on the business day immediately preceding the grant date,

(b)	if the Common Shares are listed on more than one organized trading facility, the market price as determined in accordance with (a) above for the primary organized trading facility on which the common shares are listed, as determined by the Compensation Committee, subject to any adjustments as may be required to secure all necessary regulatory approvals,

(c)	if the Common Shares did not trade on the business day prior to the grant date, the average of the bid and ask prices in respect of such Common Shares at the close of trading on such date on the primary organized trading facility on which the Common Shares are listed, and

(d)	if the Common Shares are not listed for trading on a stock exchange or over the counter market, a price which is determined by the Compensation Committee to be the fair value of the Common Shares, taking into consideration all factors that the Compensation Committee deems appropriate, including, without limitation, recent sale and offer prices of the Common Shares in private transactions negotiated at arms’ length, provided that the Market Price will in no event be less than the minimum prescribed by each of the organized trading facilities that would apply to the Company on the grant date in question.

Cashless Exercise

In lieu of paying the aggregate exercise price to purchase Common Shares, the Compensation Committee may, in its sole and absolute discretion, permit an Option holder to elect to receive, without payment of cash or other consideration except as otherwise required by the Stock Option Plan, upon surrender to the Company of the applicable portion of a then vested and exercisable Option, that number of Common Shares, disregarding fractions, equal to the number obtained by dividing (a) the difference between the Market Price of one Common Share, determined as of the date of delivery by the Option holder of a notice of exercise to the Company, and the exercise price for such Option, multiplied by the number of Common Shares in respect of which the Option would otherwise be exercised with payment of the aggregate exercise price, by (b) the Market Price of one Common Share determined as of the date of delivery of the notice of exercise.

Termination of Options

Each Option will expire and terminate immediately upon the holder thereof ceasing to be an Eligible Person except as otherwise provided in the Stock Option Plan. The Stock Option Plan provides that where an employee whose employment terminates for any reason other than for cause (but including termination without cause and voluntary resignation), any exercisable Options will continue to be exercisable for a period of 90 days following the termination date, subject to the discretion of the Compensation Committee to extend such period (provided that in no event may such period be extended beyond the expiration date of such Options).

In addition, in the event that the employment of an employee is terminated by reason of death or disability, such Option holder or his or her estate or legal representative, as the case may be, is entitled to exercise any Options that were vested and exercisable as of the date of death or the date such Option holder’s employment was terminated by reason of disability, as the case may be, for a period of 12 months after the date of death or the termination date, as applicable, subject to the discretion of the Compensation Committee to extend such period (but in no event beyond the expiration date of such Options).

Under the Stock Option Plan, where an Option holder’s employment or term of office is terminated for cause, any Options held by such Option holder will immediately expire and be cancelled upon termination unless the Compensation Committee determines otherwise.

The exercise of Options granted to a consultant of the Company or its subsidiaries will be treated in a similar manner to that described above for employees.

Options During Blackout Periods

As amended, the Stock Option Plan disallows the grant of Options during a black-out period (during which trading of securities of the Company by a holder of Options is restricted by the Company), except where the black-out period has continued for at least three months prior to the grant date and the Compensation Committee has determined that such grant of Options is necessary to achieve the purposes of the Stock Option Plan (and such Options are otherwise granted in accordance with the Stock Option Plan).

For any Options that are granted during a black-out period, the exercise price for each Option must be equal to the greater of the Market Price at the time of grant and the Market Price at the close of trading on the first business day following the expiry of the black-out period.

If the term of an Option expires during or within 10 business days of the expiration of a black-out period applicable to such Option holder, then the term of the Option (or the unexercised portion of the Option) will be extended to the close of business on the tenth business day following the expiration of the black- out period.

Transferability

Each Option is personal to the holder of such Option and is non-assignable and non-transferable. No Option granted under the Stock Option Plan may be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of by the Option holder, whether voluntarily or by operation of law, other than by testate succession, will or the laws of descent and distribution.

Amendment Procedure

Under the Stock Option Plan, the Compensation Committee will be entitled to make any amendments to the Stock Option Plan that are not material. Some examples of amendments that would not be considered material, and which could therefore be made without Shareholder approval, include the following: (a) ensuring continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange; (b) amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained in the Stock Option Plan which may be incorrect or incompatible with any other provision thereof; (c) a change to provisions on transferability of Options for normal estate settlement purposes; (d) a change in the process by which an Option holder who wishes to exercise his or her Option can do so, including the required form of payment for the Common Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered; (e) changing the vesting and exercise provisions of the Stock Option Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the Compensation Committee’s discretion; (f) changing the termination provisions of the Stock Option Plan or any Option which does not entail an extension beyond the originally scheduled expiry date for that Option; (g) adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Common Shares from the Stock Option Plan reserve; and (h) adding a conditional exercise feature which would give the Option holders the ability to conditionally exercise in certain circumstances determined by the Compensation Committee, at its discretion, at any time up to a date determined by the Compensation Committee, at its discretion, all or a portion of those Options granted to such Option holders which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Compensation Committee has determined shall be immediately vested and exercisable in such circumstances.

Any material amendments to the Stock Option Plan will require Shareholder approval. Some examples of material amendments that would require Shareholder approval include the following: (a) any amendment to the amending provisions of the Stock Option Plan other than amendments made to ensure compliance with existing laws, regulations, rules or policies or amendments of a “housekeeping” nature; (b) any increase in the maximum number of Common Shares available for purchase pursuant to Options other than in accordance with the provision of the Stock Option Plan that entitles the Compensation Committee to make adjustments to give effect to certain adjustments made to the Common Shares in the event of certain capital reorganizations and other transactions; (c) any reduction in the exercise price (except in the event of certain corporate transactions, pursuant to the Stock Option Plan’s adjustment provisions) or extension of the period during which an Option may be exercised; (d) any amendment to permit the re-pricing of Options; (e) the cancellation and reissue of any Options; (f) any amendments to remove or exceed the limitations on grants to insiders and non-employee directors set out in Section 5.8 of the Plan; and (g) any amendment that would permit Options to be transferred or assigned other than for normal estate settlement purposes.

Summary of the Share Unit Plan

Set out below is a summary of the Share Unit Plan.

Background

The existing Share Unit Plan has been established to promote a further alignment of interests between employees and consultants and the Shareholders of the Company, to associate a portion of employees’ and consultants’ compensation with the returns achieved by Shareholders of the Company, and to attract and retain employees and consultants with the knowledge, experience and expertise required by the MAG Entities (as defined in the Share Unit Plan).

The Board uses RSUs and PSUs granted under the Share Unit Plan, as well as Options issued under the Stock Option Plan, as part of the Company’s overall executive compensation plan. Since the RSUs and PSUs represent rights, subject to satisfaction of certain vesting conditions, to receive Common Shares, RSUs and PSUs reflect a philosophy of aligning the interests of employees and consultants with those of the Shareholders by tying the value of long-term compensation to the value of the Common Shares. In addition, RSUs and PSUs are subject to vesting conditions, which assists in the retention of qualified and experienced employees and consultants by rewarding those individuals who make a long-term commitment.

As of the date hereof, the maximum number of share units that may be issuable under the Share Unit Plan expressed as a fixed number is 1,422,599 representing 1.5% of the number of issued and outstanding Common Shares on a non-diluted basis. Currently, there are 301,672 combined RSUs and PSUs issued and outstanding under the Share Unit Plan, which underlying Common Shares represent approximately 0.32% of the issued and outstanding Common Shares of the Company. Thus, the remaining common shares available to grant under the Share Unit Plan is 1,120,927 representing 1.18% of the total issued and outstanding Common Shares of the Company (See Maximum Number of Common Shares Issuable below for more information).

Eligible Participants

The Share Unit Plan is administered by the Compensation Committee. Employees and consultants of the Company and the MAG Entities are eligible to participate in the Share Unit Plan. In accordance with the terms of the Share Unit Plan, the Compensation Committee will determine those employees and consultants who are entitled to receive RSUs and PSUs, the number of RSUs and PSUs to be awarded to each participant and the conditions and vesting provisions of those RSUs and PSUs. RSUs and PSUs awarded to participants are credited to them by means of an entry in a notional “share unit” account in their favour on the books of the Company.

Vesting

The vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Compensation Committee.

The vesting of PSUs is conditional upon the satisfaction of certain performance conditions, as set forth at the time of the grant of the PSU, which performance conditions can be any financial, personal, operational or transaction-based performance criteria as may be determined by the Compensation Committee in accordance with the Share Unit Plan. Performance conditions may apply to the Company, a MAG Entity, the Company and MAG Entities as a whole, a business unit of the Company or group comprised of the Company and some MAG Entities or a group of MAG Entities, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified performance period, on an absolute basis or relative to a pre-established target or milestone, to previous years’ results or to a designated comparator group, or otherwise, and may result in the percentage of vested PSUs in a grant exceeding 100% of the PSUs initially determined in respect of such grant.

The expiry date of RSUs and PSUs will be determined by the Compensation Committee at the time of grant, provided that where no expiry date is specified in a grant agreement for a grant, the expiry date of such grant shall be the fifth anniversary of the grant date. Unless otherwise determined by the Compensation Committee, the vesting period for any RSUs and PSUs shall not be later than December 15 of the third year following the year in which the participant performed the services to which the grant of the RSU or PSU relates.

Maximum Number of Common Shares Issuable

RSUs and PSUs may be granted in accordance with the Share Unit Plan provided the aggregate number of RSUs and PSUs outstanding pursuant to the Share Unit Plan from time to time shall not exceed 1.5% of the number of issued and outstanding Common Shares on a non-diluted basis at any time, provided that (a) the number of Common Shares issued or issuable under all Share Compensation Arrangements (as defined in the Share Unit Plan) (excluding the DSU Plan) shall not exceed 5% of the number of issued and outstanding Common Shares on a non-diluted basis, and (b) the number of Common Shares issued or issuable under all Share Compensation Arrangements (including the DSU Plan) shall not exceed 6% of the number of issued and outstanding Common Shares on a non-diluted basis.

The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the Share Unit Plan is a variable number limited at 1.5% of the issued and outstanding Common Shares of the Company as of the date of the grant on a non-diluted basis; therefore, should the Company issue additional Common Shares in the future, the number of Common Shares issuable pursuant to RSUs and PSUs will increase accordingly. All Common Shares that are subject to RSUs or PSUs that terminate or are cancelled prior to settlement are available for future grants.

The Share Unit Plan provides that the (a) maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the Share Unit Plan, together with any Common Shares issuable pursuant to any other Share Compensation Arrangement of the Company (which includes the DSU Plan and the Stock Option Plan), and (b) the maximum number of Common Shares issued to insiders under the Share Unit Plan, together with any Common Shares issued to insiders pursuant to any other Share Compensation Arrangement within any one year period, will not exceed 10% of the total number of outstanding Common Shares; provided that for the purposes of determining whether the limitation set out in items (a) and (b) has been met any Options, Common Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Common Shares that are granted or issued in reliance on Section 613(c) of the TSX Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of the Share Unit Plan, be included (and not excluded). The Share Unit Plan does not otherwise provide for a maximum number of Common Shares which may be issued to an individual pursuant to the Share Unit Plan and any other Share Compensation Arrangement (expressed as a percentage or otherwise).

Cessation of Entitlement

Subject to the terms of a participant’s written employment agreement with the Company or a MAG Entity and the relevant grant agreement, in the event a Share Unit Plan participant’s services as an employee or consultant with the Company or a MAG Entity is terminated by the Company or a MAG Entity without cause, the participant voluntarily terminates his or her services, or the services are otherwise terminated as set forth in the Share Unit Plan, all RSUs or PSUs of such participant that are not then vested shall be forfeited unless otherwise determined by the Compensation Committee.

Subject to the terms of a person’s employment agreement with the Company or a MAG Entity, and unless otherwise determined by the Compensation Committee in accordance with the Share Unit Plan, if a participant’s services as an employee or consultant are terminated for cause by the Company or any MAG Entity, all RSUs and PSUs, whether or not vested, shall terminate and be forfeited.

If a participant’s RSUs or PSUs would be exercised within a “blackout period” (as defined in the Share Unit Plan) applicable to such participant, such settlement shall be postponed until the first trading day following the date on which the relevant blackout period has expired.

Change of Control

In the event of a Change of Control, subject to the terms of a participant’s written employment agreement with the Company or a MAG Entity and the grant agreement in respect of the grant of a RSU or PSU, the Compensation Committee may determine, in its sole discretion: (a) that all RSUs and/or PSUs that have not previously vested shall vest on the effective date of the Change in Control, provided that, in the case of a grant of PSUs, the total number of PSUs that vest shall be the number of PSUs covered by such grant without giving effect to any potential increase or decrease in such number as a result of graduated performance conditions permitting vesting of more or less than 100% of such PSUs (which vested RSUs and/or PSUs will be settled through the issuance of Common Shares immediately prior to the effective time of the Change of Control, as determined by the Compensation Committee in its sole discretion); or (b) that for any RSU or PSU there shall be substituted an entitlement to such other securities into which Common Shares are changed, or are convertible or exchangeable, or a cash payment based on the value of such other securities, on a basis proportionate to the number of Common Shares to which the participant would otherwise be entitled or some other appropriate basis.

For the purposes of the Share Unit Plan, “Change of Control” means (i) an amalgamation, merger or consolidation of the Company with any other corporation (otherwise than pursuant to an internal corporate reorganization that would not affect control of the Company); (ii) the liquidation, dissolution or wind-up of the Company; (iii) the sale or conveyance of all or substantially all of the property or assets of the Company; (iv) the acquisition of shares, or the right to acquire shares, of the Company as a result of which any person or group would beneficially own shares entitling such person or group to cast more than 50% of the votes attaching to all shares in the capital of the Company, by way of an offer, an arrangement or otherwise; or (v) any other transaction the Board deems to be a Change of Control for the purposes of the Share Unit Plan.

Transferability

RSUs and PSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to an individual who has been designated by a participant, in such form and manner as the Compensation Committee may determine, to receive benefits payable under the Share Unit Plan upon the death of the participant, or, where no such designation is validly in effect at the time of death, the participant’s legal representative.

Dividends

On any payment date for dividends paid on Common Shares, a participant in the Share Unit Plan will be granted dividend equivalent RSUs or PSUs as of the record date for payment of dividends. The number of such additional RSUs and PSUs will be calculated based on the fair market value of a Common Share on the date that the dividend is paid.

Amendments to the Share Unit Plan

The Share Unit Plan and any grant of an RSU or PSU made pursuant to the Share Unit Plan may be amended, modified or terminated by the Board without approval of Shareholders, provided that no amendment to the Share Unit Plan or grants made pursuant to the Share Unit Plan may be made without the consent of a participant if it adversely alters or impairs the rights of the participant in respect of any grant previously granted to such participant under the Share Unit Plan (except that participant consent shall not be required where the amendment is required for purposes of compliance with applicable law).

In addition, the following amendments may not be made without Shareholder approval:

1.	an increase in the number of Common Shares reserved for issuance pursuant to the Share Unit Plan;

2.	changes to the amendment provisions granting additional powers to the Board to amend the Share Unit Plan or entitlements thereunder;

3.	changes to the insider participation limits;

4.	any extension of the expiry date of any RSUs or PSUs;

5.	any change to the categories of individuals eligible for grants of RSUs or PSUs where such change may broaden or increase the participation of insiders under the Share Unit Plan; or

6.	an amendment that would permit RSUs or PSUs to be transferrable or assignable other than for normal estate settlement purposes.

For greater certainty and without limiting the foregoing, Shareholder approval shall not be required for the following amendments and the Board may make the following changes without Shareholder approval, subject to any regulatory approvals including, where required, the approval of the TSX or other applicable stock exchange:

1.	amendments of a “housekeeping” nature;

2.	a change to the vesting provisions of any grants;

3.	a change to the termination provisions of any grant that does not entail an extension beyond the original term of the grant; or

4.	amendments to the provisions relating to a Change of Control.

Summary of the DSU Plan

Set out below is a summary of the DSU Plan.

Background

The Board has adopted the DSU Plan for the benefit of the Company’s Participants. The DSU Plan has been established to promote a greater alignment of long-term interests between Participants and the Shareholders of the Company, and to provide a compensation system for Participants that, together with the other compensation mechanisms of the Company, is reflective of the responsibility, commitment and risk accompanying Board membership and the performance of the duties required of Participants.

The Board intends to use the DSUs issued under the DSU Plan as part of the Company’s overall equity compensation plan. DSUs may be settled in cash or in Common Shares issued from treasury, as determined by the Board. Since the value of DSUs increase or decrease with the price of the Common Shares, DSUs reflect a philosophy of aligning the interests of Participants with those of the Shareholders by tying compensation to share price performance.

Administration of Plan

The Board may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to a committee of the Board or any one or more directors, officers or employees of the Company as it may determine from time to time, on terms and conditions as it may determine, except the Board shall not, and shall not be permitted to, delegate any such powers, rights or duties to the extent such delegation is not consistent with applicable law. Subject to the foregoing, the Board shall, in its sole and absolute discretion: (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; and (iii) make any other determinations that the Board deems necessary or desirable for the administration of the Plan.

Payment of Annual Cash Remuneration

“Annual Cash Remuneration” means all amounts ordinarily payable in cash to the Participant by the Company in respect of the services provided by the Participant to the Company in connection with such Participant’s service on the Board in a fiscal year, including without limitation (i) a cash retainer, (ii) the fee for serving as a member of a Board committee; (iii) the fee for chairing a Board committee; and (iv) meeting and per diem fees, which amounts shall, unless otherwise determined by the Board, be payable quarterly in arrears.

A DSU is a unit credited to a Participant by way of a bookkeeping entry in a notional account in favour of the participant (a “DSU Account”) in the books of the Company, the value of which is equivalent to a Common Share (based on the closing trading price of the Common Shares on the TSX on the immediately preceding trading date, being the Fair Market Value, on the date on which the DSUs are credited).

Deferred Share Units

The Board may award such number of DSUs to a Participant as the Board deems advisable to provide the Participant with appropriate equity-based compensation for the services he or she renders to the Company. Subject to applicable law, the Board shall determine the date on which such DSUs may be granted and the date as of which such DSUs shall be credited to a Participant’s DSU Account, together with any terms or conditions with respect to the vesting of such DSUs.

Notwithstanding any other provision hereunder, at the discretion of the Board, a Participant may receive a grant of DSUs under the Plan upon such Participant’s first election or appointment to the Board, provided that, where such DSUs may be settled in Common Shares, the equity award value, based on grant date fair value, of such grant of DSUs, in combination with the equity award value, based on grant date fair value, of any grant made to such a Participant in respect of his or her first election or appointment to the Board under any other Share Compensation Arrangement shall not exceed $150,000.

As of the date hereof, the maximum number of DSUs that may be issuable under the DSU Plan expressed as a fixed number is 948,399 representing 1.0% of the number of issued and outstanding Common Shares on a non-diluted basis. Currently, there are 583,697 DSUs issued and outstanding under the DSU Plan, which underlying Common Shares represent approximately 0.62% of the issued and outstanding Common Shares of the Company. Thus, the remaining Common Shares available to grant under the DSU Plan is 364,702 representing 0.38% of the total issued and outstanding Common Shares of the Company (See Maximum Number of Common Shares Issuable below for more information).

Maximum Number of Common Shares Issuable

DSUs may be granted in accordance with the DSU Plan, provided the aggregate number of DSUs outstanding pursuant to the DSU Plan from time to time that are eligible to be settled through the issuance of Common Shares does not exceed 1% of the number of issued and outstanding Common Shares on a non-diluted basis at any time, provided that (a) the number of Common Shares issued or issuable under all Share Compensation Arrangements (as defined in the DSU Plan) (excluding the DSU Plan) shall not exceed 5% of the number of issued and outstanding Common Shares on a non-diluted basis, and (b) the number of Common Shares issued or issuable under all Share Compensation Arrangements (including the DSU Plan) shall not exceed 6% of the number of issued and outstanding Common Shares on a non-diluted basis; therefore, should the Company issue additional Common Shares in the future, the number of Common Shares issuable pursuant to DSUs will increase accordingly.

Excluding any DSUs granted to a Participant under an election to receive DSUs in lieu of Annual Cash Remuneration, the aggregate equity award value, based on grant date fair value, of any grants of DSUs that are eligible to be settled in Common Shares, in combination with the aggregate equity award value, based on grant date fair value, of any grants under any other Share Compensation Arrangement, that may be made to a Participant for a year shall not exceed $150,000.

The DSU Plan provides that the (a) maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other Share Compensation Arrangement (which includes the Share Unit Plan and the Option Plan), and (b) the maximum number of Common Shares issued to insiders under the DSU Plan, together with any Common Shares issued to insiders pursuant to any other Share Compensation Arrangement within any one year period, will not exceed 10% of the issued and outstanding Common Share; provided that for the purposes of determining whether the limitation set out in paragraphs (a) and (b) has been met Options, Common Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Common Shares that are granted or issued in reliance on Section 613(c) of the TSX Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of the DSU Plan, be included (and not excluded).

Redemption of DSUs

Generally, a Participant in the DSU Plan who is not a US taxpayer may elect, by filing a notice with the Secretary of the Company, up to four dates (each an “Entitlement Date”): following the date of his or her death or retirement from, or loss of office with the Company or a corporation related to the Company for purpose of the Income Tax Act (Canada) (the “Termination Date”) as of which the DSUs credited to such Participant shall be redeemed. A Participant’s elected Entitlement Date(s) shall not be later than December 15 of the calendar year following the year in which his or her Termination Date occurs. Where a Participant is eligible to file one or more election notices to redeem his or her DSUs but fails to do so, such participant’s Entitlement Date shall be deemed to be December 15 of the calendar year following the year in which his or her Termination Date occurs.

Notwithstanding anything contrary in the DSU Plan, the Entitlement Date of a US taxpayer shall be the first trading day of the Common Shares that is more than six months after the Participant’s Termination Date and all DSUs credited to such US taxpayer’s DSU Account on such date shall be redeemed and settled in accordance with the DSU Plan within 90 days following such Entitlement Date.

In no event will any Common Shares be issued or cash payments made to or in respect of a Participant in the DSU Plan prior to such Participant’s Termination Date or before December 31 of the calendar year commencing immediately after such Termination Date.

Transferability

No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any Participant except by will or laws of descent and distribution.

Adjustments and Reorganizations

Notwithstanding any other provision of the DSU Plan, in the event of any change in the Common Shares by reason of any stock dividend, split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Common Shares or distribution of rights to holders of Common Shares or any other form of corporate reorganization whatsoever, an equitable adjustment permitted under applicable law shall be made to any DSUs then outstanding. Such adjustment shall be made by the Board, subject to applicable law, shall be conclusive and binding for all purposes of the DSU Plan.

Dividends

On any payment date for dividends paid on Common Shares, a Participant shall be credited with dividend equivalents in respect of DSUs credited to the Participant’s account as of the record date for payment of dividends. Such dividend equivalents shall be converted into additional DSUs (including fractional DSUs) based on the Fair Market Value (as defined in the DSU Plan) as of the date on which the dividends on the Common Shares are paid.

Amendments to the DSU Plan

The Board may without Shareholder approval amend, suspend or cancel the DSU Plan or DSUs granted thereunder as it deems necessary or appropriate, provided that: (a) any approvals required under applicable law or the rules and policies of the TSX are obtained; (b) Shareholder approval will be sought where the proposed addition or amendment results in: (i) an increase in the maximum number of Common Shares issuable from treasury under the DSU Plan; (ii) a change in the definition of Fair Market Value which would result in an increase in the value of DSUs redeemed under the DSU Plan; (iii) a change in the term of any DSUs; (iv) an amendment to the amending provisions of the DSU Plan so as to increase the Board’s ability to amend the DSU Plan without Shareholder approval; (v) a reduction in the fair market value in respect of any DSUs benefitting a participant; (vi) any change to the categories of individuals eligible to be selected for grants of DSUs where such change may broaden or increase the participation of insiders under the DSU Plan; (vii) any amendment to remove or exceed the insider participation limits; or (viii) an amendment that would permit DSUs to be transferrable or assignable other than for normal estate settlement purposes; and (c) no such amendment shall, without the consent of the Participant or unless required by law, adversely affect the rights of a Participant with respect to any amount in respect of which a Participant has then elected to receive DSUs or DSUs which the Participant has then been granted under the Plan.

Notwithstanding the foregoing, any amendment of the DSU Plan shall be such that the DSU Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision and the requirements of Section 409A of the U.S. Internal Revenue Code of 1986, as may apply to eligible participants under the DSU Plan who are US taxpayers.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines that apply to all public companies. The Company reviews its own practices in light of these guidelines with respect to compliance, and continuously aims to achieve higher standards of corporate governance through the improvement and implementation of new policies and practices.

In accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices, the Company is required to disclose, on an annual basis, its approach to corporate governance. The Governance and Nomination Committee and the Board regularly monitor corporate governance recommendations and have adopted robust corporate governance practices including:

✓	Director independence, an independent chair of the Board (the “Board Chair”) and in-camera discussions at every meeting
✓	Established committees – Audit Committee; Compensation Committee; Governance and Nomination Committee; Health, Safety, Environment and Community Committee (“HSEC Committee”) and Disclosure Committee – each with written mandates
✓	Annual assessment of Board and committee skills matrix and performance, monitoring attendance and any potential for overboarding
✓	Supporting diversity while seeking out the most qualified director and officer candidates
✓	Written mandates for the Board, Board Chair, committee chairs and CEO
✓	Continuing education for directors, annual deep-dive strategy sessions (typically offsite) and director rotation through committees
✓	Board renewal and succession planning
✓	Succession planning for the CEO
✓	Active Shareholder engagement program

Board of Directors

The fundamental responsibility of the Board is to provide stewardship and governance over the management of the Company with the objective of maximizing shareholder value and enhancing the long-term value of the Company’s assets. The Board supervises the conduct and affairs of the Company directly and through its committees, including the Audit Committee, Compensation Committee, Governance and Nomination Committee, HSEC Committee and Disclosure Committee.

Board Composition and Independence

The Board facilitates supervision over the Company’s management by ensuring representation on the Board by directors who are independent of management. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Company’s Board is currently comprised of eight directors, seven of whom are being nominated for election at the Meeting. Derek White is not seeking re-election to the Board. Six of the seven director nominees (namely Peter Barnes, Tim Baker, Jill Leversage, Selma Lussenburg, Daniel MacInnis and Susan Mathieu) are independent in accordance with the definition of “independence” set out in National Instrument 52-110 Audit Committees (“NI 52-110”), as it applies to the Board. George Paspalas is not independent by virtue of the fact that he is the President and CEO of the Company. Accordingly, the Board considers that a majority (86%) of the directors nominated for election at the Meeting are independent.

Board Mandate

The Board has adopted a written mandate (the “Board Mandate”), whereby the Board directs, supervises and otherwise reviews and approves the stewardship of the Company. The Board Mandate is reviewed annually and amended as necessary to ensure it meets the current needs and long-term strategic direction of the Company.

The Board has the responsibility to work with management to develop the direction of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans. Such planning takes into account, among other things, the principal opportunities and risks of the Company’s business. Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose. A copy of the Board Mandate is available on the Company’s website at www.magsilver.com/corporate/governance.

Other Mandates and Position Descriptions

The Board has adopted written mandates for the other following positions:

Position	Mandate
Board Chair	To ensure that the responsibilities of the Board are well understood by both the Board and management, the boundaries between the Board and management are clearly understood and respected, and the Board carries out its responsibilities effectively.
Chair of Audit Committee and other Committees	To ensure that the applicable committee executes its mandate to the satisfaction of the Board.
CEO Terms of Reference	To manage the Company in an effective, efficient and forward-looking way and to fulfill the priorities, goals and objectives determined by the Board in the context of the Company’s strategic plans, budgets and responsibilities and in compliance with the Company’s corporate governance guidelines and Code of Business Conduct and Ethics, with a view to preserving and increasing corporate and stakeholder (including Shareholder) value. The CEO is responsible to the Board and acts as the liaison between management and the Board.

Board Committees

Committee Composition

The Board has established five committees – the Audit Committee, the Compensation Committee, the Governance and Nomination Committee, the HSEC Committee and the Disclosure Committee – and it is in the process of establishing a Technical Committee to reflect the Company’s transition to production. The committees act pursuant to formal written charters which are reviewed and amended or re-approved annually. The Board committee charters can be found on the Company’s website at www.magsilver.com/corporate/governance.

The following table summarizes the current composition of the Company’s Board committees:

(1) As Mr. White will not be seeking re-election at the Meeting, the committees on which he sits will be reconstituted immediately following the Meeting.

Following the Meeting, committee membership will be reviewed by the Governance and Nomination Committee and the Board, and additional changes may be made to ensure that the composition of the committees is appropriate and effective. The Company is also currently in the process of searching for an additional director with financial expertise to join the Board and thus, depending upon the results of that search, may consider reconstituting the committees later in the year if, at such time, it is deemed appropriate to do so.

Audit Committee

The Audit Committee is currently comprised of three independent directors: Jill Leversage (Chair), Peter Barnes and Derek White. Each member of the Audit Committee is considered to be independent and financially literate in accordance with NI 52-110. Mr. White will not be seeking re-election at the Meeting and, accordingly, the Audit Committee will be reconstituted following the Meeting and the Board will appoint another independent director to replace Mr. White’s role on the committee.

The Audit Committee is responsible for assisting the Board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices, internal controls and its approval of the Company’s annual and quarterly financial statements. The Audit Committee meets as often as is required to fulfill its responsibilities or at a minimum quarterly to review and recommend the financial statements, management discussion and analysis or other financial documents, for Board approval.

Audit Committee information, as required under NI 52-110, is contained in the Company’s Annual Information Form dated March 31, 2021 (the “AIF”). This information includes the charter, committee composition, relevant education and experience, Audit Committee oversight, pre-approval policies and procedures, and fees paid to the Company’s external auditor. The AIF is available under the Company’s profile on SEDAR at www.sedar.com or on the Company’s website at www.magsilver.com/investors/financial-reports.

Compensation Committee

The Compensation Committee is currently comprised of the following three independent directors: Derek White (Chair), Tim Baker and Jill Leversage. Mr. White will not be seeking re-election at the Meeting and, accordingly, the Compensation Committee will be reconstituted following the Meeting and the Board will appoint another independent director to replace Mr. White’s role on the committee.

See the discussion on the Compensation Committee commencing on Page 28 of this Information Circular.

Governance and Nomination Committee

The Board has established a Governance and Nomination Committee which is currently comprised of three independent directors: Jill Leversage (Chair), Peter Barnes and Selma Lussenburg.

The Governance and Nomination Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by (a) identifying individuals qualified to become Board and Board committee members, and recommending to the Board director nominees for appointment or election to the Board, and (b) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance practices. The committee typically meets quarterly, or more frequently, as required, in order to fulfill its responsibilities.

HSEC Committee

The HSEC Committee is currently comprised of five independent directors: Daniel McInnis (Chair), Tim Baker, Selma Lussenburg, Susan Mathieu and Derek White. Mr. White will not be seeking re-election at the Meeting and thus after the Meeting, the HSEC Committee will be comprised of its remaining four members.

The HSEC Committee is responsible for assisting the Board in fulfilling its oversight of health, safety, environment and social responsibility (including human rights and community engagement) matters by (1) reviewing and verifying health, safety, environmental and social responsibility policies, programs and performance; and (2) overseeing the development, implementation and effectiveness of programs designed to manage health, safety, environmental and social risks and strategic opportunities. The committee held three meetings in 2020; however, pursuant to its charter, which was amended in early 2021, the committee will meet quarterly at a minimum to fulfill its responsibilities going forward. For more information on the HSEC Committee, see page 63 of this Information Circular.

Disclosure Committee

The Disclosure Committee is currently comprised of two independent directors, namely Peter Barnes and Selma Lussenburg, as well as George Paspalas (President, CEO and director of the Company), Larry Taddei (CFO) and Peter Megaw (CXO).

The primary mandate of the Disclosure Committee is to take such action as necessary so that the Company and all applicable persons meet their obligations under the provisions of securities laws and stock exchange rules by establishing and overseeing a process for the timely disclosure of all material information, so that all applicable persons understand their obligations to preserve the confidentiality of undisclosed material information and that all appropriate parties who have undisclosed material information know they are prohibited from insider trading and tipping under applicable law, stock exchange rules and the Company’s Timely Disclosure, Confidentiality and Insider Trading Policy, and do not disclose such information.

Board Meetings

The Company holds regular quarterly Board meetings and other such meetings as required. In-camera sessions are held at every scheduled Board and committee meeting, and separate in-camera meetings of independent directors may also be scheduled if the need arises to facilitate communication amongst the directors without the presence of management, non-independent directors and any directors with a conflict related to the matter under discussion.

Mr. Peter Barnes, an independent director, is the non-executive Board Chair and presides as such at each Board meeting. Mr. Barnes facilitates the meetings and actively seeks out the views of the independent directors on all Board-related matters. Mr. Barnes regularly interacts with members of management with respect to matters related to strategic planning and decision making, compensation, corporate governance and business matters. He also acts as liaison between management and the Board.

The Board conducts extensive budget and business reviews with management and regularly approves the budget, including any budget revisions, to monitor the Company and management’s activities.

Robust strategic planning in respect of the Company’s development and exploration initiatives on its mineral properties (including the Juanicipio Project), financing opportunities, M&A opportunities, corporate governance structures, approach to compensation, succession and its business in general, is regularly undertaken by the entire Board and is informed by management’s analysis and by the work of the Company’s committees and advisors. The directors all participate on the matters before the Board such that the Company has the benefit of the diverse skills and experience of the Board members in making decisions.

Attendance

The Company held 12 Board meetings during the year ended December 31, 2020. All of the nominated directors achieved 100% Board and committee meeting attendance during 2020. The following table sets out the number of meetings held by the Board and its committees in 2020, and the attendance record for five of the seven nominated directors who were directors of the Company during the 2020 year. The remaining two nominees, Susan Mathieu and Tim Baker, were appointed to the Board on January 13, 2021 and March 31, 2021, respectively, and therefore are not included in this table. The attendance record of Richard Clark, who resigned from the Board on March 31, 2021, and Derek White, a current director who is not seeking re-election at the Meeting, is shown in the following table (for reference purposes).

Summary of Director Attendance at Meetings (2)
Directors # of meetings held	Board (1) 12	Audit Committee 4	Compensation Committee (3) 2	Governance and Nomination Committee (4)(5) 7	Health, Safety, Environment and Community Committee (6) 3 (7)
Peter Barnes	12	4	n/a	7	n/a
Jill Leversage	12	4	1 (of 1)	7	n/a
Richard Clark (8)	12	4	2	n/a	n/a
Selma Lussenburg	12	n/a	n/a	5 (of 5)	3
Daniel MacInnis	12	n/a	1 (of 1)	n/a	3
George Paspalas	12	n/a	n/a	n/a	3
Derek White (9)	12	n/a	2	n/a	3

(1)	The Board meets on a regular basis and an in-camera session is held at the end of each meeting whereby non-independent directors and guests are asked to step out of the meeting.
(2)	On occasion, directors attend committee meetings as guests. As directors attending as guests are not compensated nor do they participate in the approval of resolutions made by the committees, their attendance is not recorded in the table above.
(3)	On June 18, 2020, the Board changed the composition of the Compensation Committee and appointed Jill Leversage to replace Daniel MacInnis.
(4)	On March 23, 2020, Selma Lussenburg was appointed as an additional member of the Governance and Nomination Committee.
(5)	The Governance and Nomination Committee makes recommendations to the Board on committee composition annually following the Shareholder’s meeting based on the nominees elected.
(6)	The HSEC Committee was comprised of the same four members for all of the HSEC Committee meetings in 2020, namely Daniel MacInnis (Chair), Selma Lussenburg, George Paspalas and Derek White. Mr. White is not seeking re-election at the Meeting.
(7)	The HSEC Committee held three meetings in 2020; however, pursuant to its charter, which was amended in early 2021, is now required to meet quarterly at a minimum.
(8)	Richard Clark resigned from the Board on March 31, 2021.
(9)	Derek White will not be seeking re-election to the Board at the Meeting.

Nomination of Directors

The Company retains professional, independent recruitment firms to assist with the process of searching for candidates to fill Board vacancies, as and when they arise. It is preferred that a candidate for nomination has significant business experience, with skills and other experience to best match the needs of the Board at that point in time.

The Company has strong anti-discrimination practices. As outlined below, in early 2021, a more robust Diversity Policy was adopted by the Board, which includes a 30% target for female representation on the Board. The Governance and Nomination Committee supports diversity in the boardroom, including gender diversity, and in its succession planning efforts specifically directs search firms to include women as well as individuals from diverse backgrounds in the selection process as and when new directors are to be recommended for nomination. Board candidates are chosen based on the skillset and experience required by the Company at the time of hire and/or nomination, having due regard to the benefits of diversity.

Board and Committee Assessments

The Governance and Nomination Committee is responsible for establishing appropriate processes for the regular evaluation of the effectiveness and contribution of the Board, its members and its committees. In addition, the committee is responsible for reviewing on an annual basis: (a) the performance of individual directors, the Board as a whole and the committees of the Board; (b) the performance evaluation of the chair of each Board committee; (c) in conjunction with the Compensation Committee, the performance evaluation of the CEO, including performance against corporate objectives; and (d) the range of capabilities represented on the Board as well as those needed for proper Board function.

As part of the review process, the Governance and Nomination Committee uses a number of different tools including (a) conducting written surveys of Board members which include peer assessment and self-assessment sections; (b) meeting with individual Board members to discuss with each director the effectiveness of the Board, its committees and its members; or (c) third party interviews with each director.

Board Skills and Experience

The Board has established a skills and experience matrix for the Board reflective of 11 core skills and experience categories (see Board Skills Matrix below). The Governance and Nomination Committee assesses directors annually on their individual qualifications, experience, expertise, leadership, continuity and historical understanding of the Company’s business and relationships, especially as these pertain to strategic matters.

The biographies in the Election of Directors section of this Information Circular specifically outline the nominated directors’ individual skills, industry or related experience and qualifications based on professional designations and/or career experience.

Board Skills Matrix

The bar graph below shows 11 categories of skills and experience that are important to the Company’s business and governance (along the vertical axis) and the number of director nominees who possess expertise in each category (along the horizontal axis). The level of the directors’ expertise is broken down to show a high level of expertise in blue, and a reasonable, wide range of expertise in orange.

Based on the Governance and Nomination Committee’s (a) annual review of the skills and experience of the five returning incumbent directors, (b) assessment of Susan Mathieu and Tim Baker’s skills during the recruitment process, and (c) annual assessment of any additional skills and experience needed on the Board, the Governance and Nomination Committee has determined that the seven nominated directors have the appropriate skills and experience for the Company’s current business and strategy. As part of the Company’s ongoing Board refreshment process, and in order to further enhance the collective skill and experience of the Board, the Company is currently searching for an additional director with financial expertise to join the Board.

Board and Executive Officer Diversity

In early 2021, a more robust Diversity Policy was adopted by the Board, which includes a 30% target for female director representation. Diversity promotes the inclusion of different perspectives and ideas, mitigates against groupthink and affords the Company the opportunity to benefit from all available experience. The promotion of a diverse Board and senior management team is prudent and provides enhanced corporate governance. Annually, the Governance and Nomination Committee will review the Diversity Policy and assess its effectiveness in promoting diversity. A copy of the policy can be found on the Company’s website at www.magsilver.com/corporate/governance.

Effectiveness of the Company’s Gender Diversity Policy

The Board is committed to a merit-based system for the Board and senior management team composition within a diverse and inclusive culture which solicits multiple perspectives and views, and is free of conscious or unconscious bias and discrimination. When assessing Board composition or identifying suitable candidates for appointment or election to the Board, the Board will consider candidates on merit against objective criteria, having due regard to the benefits of diversity and the needs of the Board. When assessing the composition of the senior management team or identifying suitable management candidates, the Company uses the similar criteria applied to the selecting of Board candidates.

The Board currently exceeds the 30% target for female representation on the Board referenced above. Amongst the seven nominees for election as directors at the Meeting, three (or 42.9%) are female. With respect to diversity and management, the Company does not have a set target for the number of women in executive officer positions. Currently 20% of the Company’s executive officers and 44% of its employees are female.

Directorships

Five of the seven director nominees are directors of one or more other issuers that are reporting issuers (or the equivalent) in a jurisdiction in Canada or a foreign jurisdiction, as set forth below:

Name of Director	Reporting Issuer
Tim Baker	Golden Star Resources Ltd. Sherritt International Corp.
Jill Leversage	RE Royalties Ltd. Aurinia Pharmaceuticals Inc
Selma Lussenburg	Ontario Power Generation Inc.
Daniel MacInnis	Group Eleven Resources Corp.
George Paspalas	Pretivm Resources Inc.

Orientation and Continuing Education

New directors are provided with comprehensive materials and numerous presentations from management relating to the Company, and are briefed on relevant corporate issues including short, medium and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. Directors also receive regular geological and engineering reviews of the Company’s projects, and visits to the Company’s material properties are scheduled as necessary or appropriate, with due regard to the personal health and safety of management and directors. When a new director joins the Board, he or she has the opportunity to, and is encouraged and expected to, become familiar with the Company by meeting with the other directors, officers and employees of the Company. As each director has a different skillset and professional background, orientation and training activities are tailored to the particular needs of each director. The Governance and Nomination Committee reviews, approves and reports to the Board on the orientation process for new directors.

During 2020, two strategy sessions were held for the Board with executive management. Along with market and current event updates presented by financial advisors, Company updates were routinely provided in respect to all relevant business matters to the Company.

Management and the Board are kept up to date on the progress at the Juancipio site through MAG’s representative based in Mexico who attends at the site to review and assess the project two to three times per week, and who, in turn, provides reports to the Company’s President and CEO. The President and CEO, the CXO and the CSR Manager have frequent virtual meetings and telecom discussions with senior members of the Fresnillo management team responsible for the Juanicipio Project. Mr. Paspalas shares this information with the Board on a regular basis (monthly, at a minimum) in addition to other information, including financial and operational reports, recent photos and drone footage with respect to the progress and development at the Juanicipio site. Plans are underway for a virtual Board site tour later in 2021, and directors will also have the opportunity to attend future “in-person” site visits, having due regard to travel advisories related to Mexico and health advisories in light of COVID-19.

Education Events

Education events for directors are provided by the Company throughout the year based on the relevant industry related topics. Materials are provided to the directors to review prior to the education event. The event presentations are made available to all directors for follow up, if necessary, particularly in circumstances where directors were unable to attend.

(1)	Ms. Mathieu and Mr. Baker were appointed to the Board on January 13, 2021 and March 31, 2020, respectively, and therefore are not presented in this table.

In addition to the above, individual Board members participate in a number of seminars, presentations and conferences relevant to the mining industry and other matters which relate to the Company and its business, and they are encouraged to maintain their levels of expertise and knowledge in their individual areas of professional competence by keeping up with relevant developments in their areas of expertise through reading, interaction with their peers and attendance at continuing education presentations and seminars.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the directors, officers and employees of the Company, which sets out the legal, ethical and regulatory standards that the Company and its representatives must follow to promote integrity and deter wrongdoing. Compliance with the Code is mandatory for every director, officer and employee of the Company and any of its subsidiaries. Each director, officer and employee verifies and acknowledges that he or she has reviewed and understands the Code and will abide by its terms. A copy of the Code is available on the Company’s website at www.magsilver.com/corporate/governance.

The Company’s Board and Audit Committee monitor compliance with the Code. All Company personnel are encouraged to report violations of the Code in accordance with the procedures set forth in the Code. In addition to responding to any complaints or violations reported directly to Board members, the Audit Committee Chair makes periodic inquiries of Company management as to issues related to compliance with Code requirements. In addition, in the course of regular business and operational updates provided by Company management to the Board, there are opportunities to discuss any compliance issues. There were no Code violations in 2020 and no ethical conflicts arose in the year.

Directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering must abstain from voting on such matters. Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering do not take part in any Board discussion with respect to that contract or transaction. In addition, the Code requires all directors to obtain specific permission of the Governance and Nomination Committee prior to any involvement in activities that create or give the appearance of a conflict of interest.

The Code requires that Board members, officers, employees, consultants and contractors report any known or suspected violations of laws, governmental regulations or this Code to the Chair of the Audit Committee or Governance and Nomination Committee and can do so anonymously via whistleblower@magsilver.com. The Whistleblower Protection Policy (available at www.magsilver.com/corporate/governance) also provides a method for stakeholders to voice any concerns regarding the Company’s business conduct at the same email address.

Succession Planning

Succession planning is considered an important part of the mandate of the Governance and Nomination Committee. The Governance and Nomination Committee reviews the CEO and the Board’s current mix of skills, experience and competencies to identify the skillsets, experience and individuals that will enhance the proficiency and effectiveness of the Board and the position of CEO and updates the Board annually. The Company’s process involves: (a) annual review of the skillsets required for directors and the CEO; (b) consideration as to whether to use a third party recruitment agency to fill a vacancy; (c) consideration as to whether there is a need to hire an interim officer/consultant; (d) ongoing training of internal staff to provide future personal growth opportunities and to have an internal pool of candidates to select from; and (e) consideration that the Company may wish to rely on any one of the Board members, who each contribute individually and where there is a diverse skillset with some overlap, to provide temporary services to management in the event of a sudden departure of the CEO.

Shareholder Engagement

The Company proactively engages with Shareholders to solicit feedback on its governance practices. The feedback received is an important component of the regular evaluation of the Company’s existing policies. The Company values constructive dialogue with Shareholders and investors and has initiated engagement meetings with Shareholders to better understand their perspectives regarding the Company. As part of its annual Shareholder engagement program, executive management reached out to Shareholders representing approximately over 70% of the Shareholder base in Canada, the United States and Europe. As well, the Board routinely solicits engagement with Shareholders on compensation and corporate governance matters.

MAG’s CEO, and members of the Board, as required, actively engage with Shareholders and this provides useful feedback regarding Shareholder perspectives on the governance of the Company.  To the extent possible or appropriate, the Company considers feedback from such meetings in refining the Company’s policies, practices and/or public disclosures.  The Company has found this Shareholder outreach program to be highly productive and plans to continue active Shareholder engagement in the future. Any questions regarding the Company’s governance practices can be sent to the attention of the Board Chair at the following address:

Chair of the Board

MAG Silver Corp.

#770-800 West Pender Street

Vancouver, BC V6C 2V6

Email: info@magsilver.com

Shareholder Engagement Summary
MAG Event	MAG Engagement	Who does MAG engage and what are the topics?
Meetings, Discussions and Calls	Senior Management	MAG conducts meetings and discussions with retail and institutional Shareholders throughout the year to share public information regarding its business.
Investor Conferences	Directors / Senior Management	MAG attends and presents at investor conferences throughout the year to provide information regarding its business. When possible, videos or digital copies of the presentations are posted on MAG’s website.
Shareholder Outreach (1)	CEO / Committee Chairs	MAG’s CEO and Committee Chairs meet annually (or as required) with major Shareholders’ governance departments to discuss any potential governance issues. This typically occurs after the mailout of MAG’s Management Information Circular.
Site Tour (2)	Senior Management	Research analysts and select investors are invited to attend and visit Juanicipio.
Governance Engagement	Directors	MAG provides information relating to its governance practices with Shareholder advocacy groups as requested.
News Releases	Senior Management	MAG reports on material changes as well as important dates (release dates of financial results).
Annual General Meeting	Directors / Senior Management	This meeting is open to all investors.
(1)	In 2020, due to COVID-19 travel related restrictions, the CEO conducted the Shareholder Outreach program by telephone.
(2)	The last site tour for analysts and select investors was conducted in 2016. With construction well underway, a tour was being planned for 2020; however, it was postponed due to COVID-19 travel related restrictions.

MAG’S APPROACH TO ESG

Achieving excellence in the areas of environmental, social and governance (“ESG”) practices is a core component of the Company’s business and is essential to its future growth and profitability.

In 2020, the Company conducted a comprehensive review of its key ESG performance areas, including its strategic plan, health and safety performance, risk assessment and management practices, community engagement and social license activities, regulatory compliance and environmental aspects. The findings from the ESG review were presented to and discussed in detail with the HSEC Committee and were subsequently incorporated into an ESG development plan for implementation starting in 2021.

The ESG development plan provides a staged approach to enhance ESG performance through deliberate and prioritized improvement to policies, systems and programs and active engagement of employees and community members. In early 2021, the Company revised and the Board approved its HSEC Committee Charter, and the Health and Safety, Environment, Social Responsibility and Human Rights policies, as well as its Enterprise Risk Management policy, supporting procedures and risk registry.

Other key focus areas for 2021 include: (1) Health and Safety Management System improvements (focus on proactive measures, employee competencies and training); (2) Enterprise Risk Management (focus on crisis management, communications and emergency preparedness); (3) Social Management System improvements (focus on developing formal social investment framework and grievance mechanism); (4) Environmental Management System development (focus on mining waste management, water usage and climate change statement); (5) Voluntary ESG Disclosure Framework; and (6) other governance policy reviews and updates.

Governance

Board of Directors and HSEC Committee

The Board oversees strategy, governance and risk, and provides guidance on managing risks and opportunities associated with ESG factors. The Board has established an HSEC Committee to assist in its oversight of (a) the risks, challenges and opportunities to the Company’s business associated with health, safety, environmental and social responsibility (including human rights and community engagement) matters; (b) the Company’s sustainability conduct, including health, safety, environmental and social responsibility policies and programs, and performance in such areas; (c) the Company’s compliance with applicable legal and regulatory requirements associated with health, safety, environmental and human rights matters; and (d) the Company’s external reporting in relation to health, safety, environmental and social responsibility matters. For more information regarding the HSEC Committee composition and charter, see Disclosure of Corporate Governance Practices above.

Corporate

Since February 2019, the Company has maintained the position of Manager, Corporate Social Responsibility (the “CSR Manager”) as a key member of its management team, reporting directly to the President and CEO. The CSR Manager is responsible for implementing the Company’s health, safety, environmental and community programs and collaborates with MAG’s operational representatives to co-develop standards and procedures, and to share best practices. Some of the key standards developed include the stakeholder mapping, registry and community engagement plan developed for the Deer Trail Project, and a Zero-Harm Guide to assist the project with critical risk protocols. The CSR Manager provides regular reports on health, safety, environmental and social indicators to the Company’s management and Board.

Sites

The Company is not the operator of the Juanicipio Project, its primary asset; however, it maintains regular communications with safety and sustainability staff at Fresnillo, the project operator, and is committed to using its influence to promote responsible ESG practices at Juanicipio. Additionally, the Company participates in both the joint venture board and technical committee meetings. Monthly health and safety reporting packages, and environmental and community updates are provided to the Company by the operator.

At the Deer Trail project in Piute County, Utah, USA (the “Deer Trail Project”), acquired by MAG in December 2018, a Health, Safety and Environmental Administrator (the “HSE Administrator”) is in place and meets regularly with the CSR Manager to discuss health, safety, environmental and community-related matters, solutions and other operational practices.

Health and Safety

MAG is committed to the health and safety of its employees, consultants, business partners and communities in which the Company operates. The Company’s safety vision is to create a culture of zero harm and a workplace free of injuries and occupational illness.

The Company requires its workers to participate in risk assessments involving their work, including job hazard analysis and field-level risk assessments, and workers are empowered to stop work if unsafe work practices or hazards are identified.

Regular safety training at Company projects is conducted in-person through qualified and competent internal staff and for specialized safety topics, external subject matter experts are retained. Risk awareness and emergency preparedness have been key focal points in the safety program at the Deer Trail Project. Safety training in 2020 included mine rescue training with support on three occasions from other mining operations nearby. Employees conducted emergency simulation exercises and have received training to improve their hazard identification and risk mitigation techniques. Additionally, the project team has been working with local medical services receiving training in emergency response techniques. A total of 460 hours, or approximately 2.7% of total hours worked, were dedicated to safety training and risk awareness in 2020.

There were no lost-time injuries or reportable incidents recorded at the Deer Trail Project in 2020.

MAG’s Response to COVID-19

Juanicipio

In response to the COVID-19 virus outbreak, which affected mining operations in Mexico beginning in April 2020, Fresnillo, the Juanicipio Project operator, has been closely monitoring the spread of the virus and has implemented a range of safety measures following guidelines in accordance with the World Health Organization and Mexican authorities. These measures include stringent monitoring and hygiene practices, mandatory mask use, temperature screening and social distancing. Testing and contact tracing have been used to identify potential cases and prevent the spread of the virus at site. Fresnillo maintains an open dialogue with Mexican government officials at both the federal and local levels.

Deer Trail and Other Properties

Following discussions with the Utah Center for Disease Control, the Company established its COVID-19 Protocol for the Deer Trail Project in June 2020. The Protocol was updated in September 2020 and again in early January 2021 to include additional controls for positive result cases and updates for a safe return to work (post COVID-19) plan.

The Company adopts similar COVID-19 protection protocols at its other, non-material exploration properties.

Corporate

In March 2020, in response to the COVID-19 virus outbreak, the Company closed its corporate office in Vancouver, BC to most tasks and suspended all corporate travel. In April 2020, following BC Provincial Health Guidelines, the Company implemented the Safe Work Procedures and continues to limit office use to only a small group of rotational employees. All management and Board meetings have been held online and all employees have been briefed on the Safe Work Procedures and control measures which remain in effect.

Environmental

MAG is committed to wise environmental stewardship. MAG cares about protecting the environment for future generations while providing for safe, responsible and profitable projects by developing natural resources for the benefit of the Company’s stakeholders. To meet this commitment, the Company will work to protect the environment by requiring that projects at a minimum meet local environmental regulations and standards, and where applicable, international standards.

At the Deer Trail Project, reclamation work that began in 2019 included rehabilitation work over two historical drill pad sites, collaboration with previous owners on the removal of abandoned mine and mill equipment, and removal of damaged buildings. The historic mine portals 1 and 2 have been closed for safety reasons. In 2020, progressive reclamation continued in the mill area where waste rock dumps were moved to an old tailings storage area and the waste rock area was recontoured. An updated closure plan for the historical Deer Trail Mine area was approved by the Utah Department of Oil, Gas and Mining (DOGM) in August of 2020 and will be updated again in 2025.

In June 2020, prior to conducting any exploration activity, archaeological studies were performed in the exploration target areas so that that drill pad locations and road improvements did not interfere with historic features or surface artifacts identified in the study. Similar studies are planned for 2021 to further understand the cultural environment around the project area. Additional studies planned for 2021 include the development of hydrological modelling and sample collection in the Deer Trail Project area.

Climate Change

MAG recognizes climate change as a global issue and supports the principles of the Paris Agreement to strengthen the global response to the threat of climate change. In addition, the Company supports the efforts to limit the global temperature increase to below two degrees Celsius above pre-industrial levels are needed to reduce the risks and impacts of climate change. To support the Company’s climate statement, the Company is committed to reviewing and assessing emerging trends, risks and activities related to climate change at the Board level. In addition, the Company initiated tracking environmental metrics to monitor, assess and report emissions at the Deer Trail Project.

Social

Community Relations and Sustainability

MAG is committed to delivering lasting and sustainable value to its people, stakeholders and host communities. To meet this commitment, the Company takes a shared-value approach to local development activities to promote sustainable and lasting economic and social benefits. MAG is focused on building trust and respect, considerate of its stakeholders’ concerns, and making a positive difference in the communities in which the Company lives and works. MAG aims to engage local communities as early as possible in the mining lifecycle to build a strong foundation for the exploration, development and operations stages of its projects.

At the Juanicipio Project, relations with the communities are well-established, and the Juanicipio joint venture has been engaging in a ‘district approach’ to community relations in the area, working in concert with the established Fresnillo mining operations nearby. The Juanicipio Project recently signed two agreements with the Fresnillo City Council and their Directorates of Economic and Agricultural Development. The Project team is collaborating directly with the municipality on productive ventures that include the formation of new micro-enterprises (tailoring, handicrafts and Mexican-style chorizo) and 25 new family garden projects. An additional 25 small backyard poultry farms will be developed in 2021. Further community assessments will be carried out to map entrepreneurs that meet the microenterprise development criteria.

Community engagement at the Deer Trail Project is managed directly by the Company and focuses on safety training, communications, engagement activities and developing a local workforce for temporary and full-time positions. The Company also supports initiatives where employees are engaged in smaller community activities. Preserving cultural heritage is one of the social investment criteria defined in the Company’s social investment framework and the Deer Trail Project is restoring a historical processing plant, the Bully Boy Mill. This restoration project was 90% complete in 2020, and will be completed in 2021.

Human Rights

MAG is committed to promoting a culture of respect for human rights and inclusion. To meet its commitment, MAG strives to safeguard the promotion of human rights in the workplace and integrate human rights into its due diligence and risk assessment processes, and seeks constructive dialogue and partnerships with stakeholders affected by its activities.

In early 2021, MAG updated its Human Rights Policy, which provides that the Company is committed to promoting a culture of respect for human rights and inclusion that aligns with the United Nations Guiding Principles on Business and Human Rights, the International Labor Organization’s Declaration on Fundamental Principles and Rights at Work, international humanitarian law and applicable local human rights legislation. A copy of this policy can be found on the Company’s website at www.magsilver.com/corporate/governance.

In early 2021, the Company adopted a more robust Diversity Policy, a copy of which can be found on the Company’s website at www.magsilver.com/corporate/governance. MAG believes in and values the benefits that diversity can bring to its business and operations. Diversity includes, but is not limited to, gender, race, ethnicity, language, religion, disability, geography, age, aboriginal status, and other areas of potential differences. Diversity promotes the inclusion of different perspectives and ideas, mitigates against groupthink and ensures that MAG can benefit from all available talent.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS

No current or former executive officer, director or employee of the Company or any of its subsidiaries, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee, support agreement, letter of credit or other similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any of its subsidiaries are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, no informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Dr. Peter Megaw, Chief Exploration Officer

Dr. Peter Megaw, of Arizona, USA, is a principal of Cascabel and IMDEX. The Company is obligated to pay a 2.5% NSR royalty on the Cinco de Mayo Project to Cascabel and its principals under the terms of an option agreement dated February 26, 2004, and under the terms of assignment agreements entered into by Cascabel with its principals and their representatives.

In addition, Cascabel and IMDEX have been and will continue to be retained by the Company as consulting geological firms compensated at industry standard rates, for any exploration work performed in Mexico. In addition to fees paid to IMDEX related to Dr. Megaw as an NEO in the capacity of CXO (and as outlined above in the Statement of Executive Compensation), during the year ended December 31, 2020, the Company accrued or paid Cascabel and IMDEX the following additional amounts under an FSA between the parties: general exploration, consulting, travel and administration fees of US$226,588. These costs do not include drilling and assays, which are contracted out independently from Cascabel and IMDEX.

The FSA sets out the professional services to be performed by Dr. Megaw and by Cascabel and IMDEX, and the remuneration for such services. Services include but are not limited to consultation and advice on the Company’s exploration program and furnishing all labor, supervision, materials, tools, equipment and additional personnel when deemed necessary. The services provided do not include drilling and assay work, and a significant portion of the expenditures incurred by Cascabel and IMDEX on behalf of the Company are charged on a “cost + 10%” basis, in line with industry standards. The FSA is renewed annually and is reviewed regularly by independent members of the Board. The Company has determined that the rates charged by Cascabel and IMDEX are market competitive and that the services provided under the agreement have been beneficial to the Company.

Within the FSA between the Company and Cascabel/IMDEX, a ‘right of first refusal’ has been granted to the Company to acquire any silver properties of merit which Cascabel/IMDEX may become aware of. As part of this agreement, Cascabel/IMDEX have agreed to grant the Company the right of first refusal to examine all silver properties currently in their control or brought to their attention by others. The Company, and solely at the Company’s discretion, may lease, option, purchase, joint venture or otherwise acquire an interest in such silver properties as may be known or offered by Cascabel/IMDEX to the Company. In recognition of the work carried out by Cascabel/IMDEX to introduce such properties to the Company, a reasonably negotiated finder’s fee may be payable by the Company to Cascabel on any new property of merit, but no portion would be attributable or payable to Dr. Megaw.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors and the appointment of auditors, and except for any interest arising from the ownership of shares of the Company where the Shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all Shareholders in the capital of the Company.

ADDITIONAL INFORMATION

A copy of this Information Circular has been sent to each director of the Company, each Shareholder entitled to receive notice of, and to vote at, the Meeting and to the auditors of the Company.

Additional information relating to the Company and its business activities is available under the Company’s profile on the SEDAR website at www.sedar.com.

The Company’s financial information is provided in the Company’s audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year. The Company’s audited financial statements for the period ended December 31, 2020 and related management discussion and analysis may be viewed on the SEDAR website noted above. To request copies of the Company’s audited financial statements and related management discussion and analysis, please contact the Company at Suite 770 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6, telephone (604) 630-1399, facsimile (604) 681-0894, e-mail info@magsilver.com.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder of the Company entitled thereto, to the Company’s auditors and to the appropriate regulatory agencies has been authorized by the Board.

DATED as of the 12th day of May 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF

MAG Silver Corp.

by:	“George Paspalas”
George Paspalas
President and Chief Executive Officer

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